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PROSPECTUS
FEBRUARY 26, 1999


                          [LOGO]-Registered Trademark-

                        3,500,000 SHARES OF COMMON STOCK

     ----------------------------------------------------------------------

    THE COMPANY:

    - We develop, manufacture and sell research kits and provide services designed to facilitate molecular biology research.


    NASDAQ NATIONAL MARKET
      SYMBOL: IVGN


    THE OFFERING:

    - Invitrogen is offering 3,000,000 shares and existing stockholders are offering 500,000 shares.

    - The underwriters have an option to purchase an additional 525,000 shares from Invitrogen to cover over-allotments.


    - This is our initial public offering and no public market currently exists for our shares.



    - Closing: March 3, 1999.



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                                                      PER SHARE    TOTAL
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Public offering price:                                 $15.00    $52,500,000
Underwriting fees:                                     $ 1.05    $ 3,675,000
Proceeds to Invitrogen:                                $13.95    $41,850,000
Proceeds to selling stockholders:                      $13.95    $  697,500
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     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

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Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
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DONALDSON, LUFKIN & JENRETTE

                      WARBURG DILLON READ LLC

                                            PIPER JAFFRAY INC.

            DESCRIPTION OF PICTURES APPEARING ON INSIDE COVER PAGE:

    Large arrow pointing upward and tilted right containing four text boxes describing product categories, which read (1) Gene Analysis. Molecular Interaction Systems, GeneStorm-TM- Clones, Hybrid Hunter-TM- Systems. 18 products. (2) Gene Expression. Bacterial, Fungal, Insect & Mammalian Expression, Expression Vectors, MaxBac-Registered Trademark- Baculovirus System, Ecdysone-Inducible Expression. 76 products. (3) Gene Cloning. cDNA & PCR Cloning Systems, TA Cloning-Registered Trademark-, TOPO-TM- TA
Cloning-Registered Trademark-, Zero Blunt-TM- PCR Cloning. 23 Products. Gene Identification. mRNA Isolation & cDNA Synthesis Systems. FastTrack, Micro-Fast Track-TM-, Discovery Line-TM-. 13 Products. Below the four text boxes is a bulleted list of Market Drivers as follows:

    - Increased Government Funding

    - Genome Sequencing Projects

    - High-Throughput Technology

    - Accelerated Investment in Commercial Research

    Adjacent to the arrow is an open TOPO-TM- TA Cloning-Registered Trademark-kit.

     Market drivers are factors that may increase demand for our products.

                               TABLE OF CONTENTS

                                                    PAGE
Prospectus Summary.............................           3
Risk Factors...................................           6
Use of Proceeds................................          13
Dividend Policy................................          13
Capitalization.................................          14
Dilution.......................................          15
Selected Consolidated Financial Data...........          16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          17
Business.......................................          23

                                                    PAGE
Management.....................................          42
Certain Transactions...........................          50
Principal and Selling Stockholders.............          51
Description of Capital Stock...................          53
Shares Eligible for Future Sale................          55
Underwriting...................................          57
Legal Matters..................................          59
Experts........................................          59
Additional Information.........................          59
Index to Financial Statements..................         F-1

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION APPEARING IN OTHER SECTIONS OF THIS PROSPECTUS. THE OTHER INFORMATION IS IMPORTANT, SO PLEASE READ THIS ENTIRE PROSPECTUS CAREFULLY. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS:

    - GIVES EFFECT TO THE CONVERSION OF ALL OUTSTANDING SHARES OF INVITROGEN'S CONVERTIBLE PREFERRED STOCK INTO COMMON STOCK AND REDEEMABLE PREFERRED STOCK UPON THE CLOSING OF THIS OFFERING


    - GIVES EFFECT TO THE REDEMPTION OF REDEEMABLE PREFERRED STOCK AND THE PAYMENT OF ACCRUED DIVIDENDS ON THE CONVERTIBLE PREFERRED STOCK FOR AN AGGREGATE OF APPROXIMATELY $15.5 MILLION


    - ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED

                             INVITROGEN CORPORATION

    Invitrogen develops, manufactures and markets research tools in kit form and provides research services to corporate, academic and government entities. Our research kits simplify and improve gene cloning, gene expression and gene analysis techniques as well as other molecular biology activities (see "Business--Scientific Overview"). These techniques and activities are used to study how a cell is regulated by its genetic material, known as functional genomics, and to search for drugs that can treat diseases. Our kits allow researchers to perform these activities more accurately, efficiently and with greater reproducibility compared to conventional research methods. Our kits have made molecular biology research techniques more accessible to pharmaceutical, biotechnology, agricultural, government and academic researchers with backgrounds in a wide range of scientific disciplines. In 1998 we began marketing our recently developed "high-throughput" gene cloning and expression technology, which allows us to clone and expression-test genes on an industrial scale. We are utilizing this high-throughput technology to generate additional license, service and product opportunities for Invitrogen. Our leading position in gene cloning and expression has led to significant historical revenue and net income growth. From 1995 through 1998, we have experienced compound annual growth in revenue of 28% and net income of 49%.

    Based on independent market studies, in 1997 researchers spent over $1.2 billion on molecular biology products and supplies such as chemicals, reagents, enzymes and kits. Gene cloning, expression and analysis kits represent a rapidly emerging segment of the molecular biology product supply market. Based on independent market studies, we project sales of gene cloning and expression kits to grow approximately 21% in 1999, compared to approximately 15% growth in 1999 for the overall molecular biology product and supply market. We believe the gene cloning, expression and analysis kit market will continue to expand due to several factors, including:

- Increasing levels of government funding for the study of genetic material, known as genomics, and molecular biology research

- Increasing availability of new data from the Human Genome Project, a federally funded effort to identify all human genes, and other genome sequencing projects

- Proliferation of high-throughput molecular biology research techniques

- Accelerated investment in commercial research activities

    We offer over 250 kits that researchers use to conduct key molecular biology research activities. Our kits make molecular biology techniques easier, faster and more accessible to an increasingly broad community of researchers. For example, as compared to conventional cloning methods, our cloning method, known as TOPO TA Cloning, reduces the time required for a key step in the gene cloning process from 12 hours to five minutes, reduces total experiment completion time from three to five days to one day and increases the cloning success rate from 50-60% to over 90%. Based on our 1997 sales of these kits, we estimate that researchers who used TOPO TA Cloning Kits in 1997 saved over 2.5 million hours compared to standard cloning methods.

    We believe we have assembled one of the broadest portfolios of gene cloning and gene expression-related intellectual property in our industry. To date, we have obtained 80 licenses, which provide us with access to over 200 patents covering gene cloning, expression and analysis materials and techniques. In addition, we own or control over 15 issued and pending patents. We believe our intellectual property portfolio has established us as a licensing partner of choice for corporate and academic researchers who wish to commercialize their gene cloning and expression-related discoveries. We believe our leadership position derives from our ability to rapidly enhance the value of the technologies we license by combining them with our existing products and licensed technologies.

    We have recently developed a high-throughput gene cloning and expression system by scaling up our TOPO TA Cloning technology and automating much of the cloning and expression process. We are marketing this technology under the name Invitrogenomics. We are using this new technology to rapidly clone and patent full-length genes, which we are licensing and selling. To date, we have assembled a collection of over 1,700 full-length cloned human genes that correctly express their specific proteins. In addition, we will use this technology to provide gene cloning and expression services on a contract basis to pharmaceutical, biotechnology and agricultural companies that wish to reduce the time and costs associated with identifying and validating new drug targets and developing novel therapeutics.

    Our principal offices are located at 1600 Faraday Avenue, Carlsbad, California 92008. Our telephone number is (760) 603-7200. Our website address is www.invitrogen.com.

                                  THE OFFERING


Common stock offered:

  By Invitrogen....................................  3,000,000 shares

  By the selling stockholders......................  500,000 shares
    Total..........................................  3,500,000 shares

Common stock to be outstanding after this
  offering.........................................  12,624,210 shares (see
                                                     "Capitalization")

Use of proceeds....................................  -Approximately $15.5 million for the redemption of redeemable preferred
                                                      stock, and payment of accrued
                                                      dividends on convertible preferred
                                                      stock

                                                     - Approximately $1.7 million for the
                                                       redemption of redeemable common stock
                                                       of a subsidiary of Invitrogen

                                                     - Continued development and manufacture
                                                       of existing Invitrogen products and
                                                       services

                                                     - Research and development of
                                                     additional products and services

                                                     - Working capital and general corporate
                                                       purposes, including potential
                                                       acquisitions of products,
                                                       technologies or companies

Proposed Nasdaq National Market symbol.............  IVGN

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The tables below summarize financial data of Invitrogen set forth in more detail in the Consolidated Financial Statements at the end of this prospectus. The financial data below is based on the following assumptions:


    (1) The Pro Forma Balance Sheet data as of December 31, 1998, has been adjusted to reflect the conversion of convertible preferred stock into common stock and redeemable preferred stock at the closing of this offering.



    (2) The As Adjusted Balance Sheet data as of December 31, 1998, has been adjusted to reflect the sale of 3,000,000 shares of common stock by Invitrogen at a price of $15.00 per share, and the application of the net proceeds from such sale. See "Use of Proceeds."



                                                                            YEARS ENDED DECEMBER 31,
                                                                       ----------------------------------
                                                                          1996        1997        1998
                                                                        (IN THOUSANDS, EXCEPT PER SHARE
                                                                                     DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.............................................................  $   19,121  $   24,965  $   31,414
Cost of revenues.....................................................       5,818       7,989       8,642
                                                                       ----------  ----------  ----------
Gross margin.........................................................      13,303      16,976      22,772

Operating expenses:
  Sales and marketing................................................       4,236       4,959       6,976
  General and administrative.........................................       3,880       3,932       4,428
  Research and development...........................................       2,659       4,416       7,209
                                                                       ----------  ----------  ----------
Total operating expenses.............................................      10,775      13,307      18,613

Income from operations...............................................       2,528       3,669       4,159
Net income...........................................................       1,744       2,524       2,978
Less: Preferred stock dividends......................................          --        (475)       (900)
     Accretion of non-voting redeemable common stock.................        (171)       (175)       (204)
     Accretion of beneficial conversion feature related to
     convertible preferred stock.....................................          --     (15,000)         --
                                                                       ----------  ----------  ----------
Income available to common stockholders..............................  $    1,573  $  (13,126) $    1,874
                                                                       ----------  ----------  ----------
                                                                       ----------  ----------  ----------
Earnings per share:
  Basic..............................................................  $     0.19  $    (1.47) $     0.19
                                                                       ----------  ----------  ----------
                                                                       ----------  ----------  ----------
  Diluted............................................................  $     0.16  $    (1.47) $     0.17
                                                                       ----------  ----------  ----------
                                                                       ----------  ----------  ----------
Weighted average shares used in per share calculation:
  Basic..............................................................       8,356       8,938       9,626
  Diluted............................................................      10,080       8,938      11,208



                                                                         AS OF DECEMBER 31, 1998
                                                                -----------------------------------------
                                                                  ACTUAL    PRO FORMA(1)   AS ADJUSTED(2)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.............  $    6,011   $     6,011    $     31,559
Total assets..................................................      22,815        22,815          48,362
Long-term capital leases......................................          83            83              83
Non-voting redeemable common stock of Invitrogen B.V..........       1,599         1,599           1,599
Redeemable preferred stock....................................          --        15,553              --
Convertible preferred stock...................................      16,141            --              --
Total stockholders' equity....................................         585         1,173          42,274

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS.

FAILURE TO MANAGE GROWTH COULD IMPAIR OUR BUSINESS

    Our business has grown rapidly. Our net revenues increased from $19.1 million in 1996 to $31.4 million in 1998. During that same period we have significantly expanded our operations in the United States and in the Netherlands, headquarters for our European operations. Our number of employees has increased from approximately 100 at December 31, 1996 to approximately 221 as of December 31, 1998.

    It is very difficult to manage this rapid growth, and our future success depends on our ability to implement:

- Research and product development

- Sales and marketing programs

- Customer support programs

- Operational and financial control systems

- Recruiting and training new personnel

    Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures and to expand and train our work force worldwide.

    We are in the process of implementing a new, enterprise-wide financial and manufacturing information system. We expect to begin using our new system sometime in the first half of 1999. If we fail to successfully complete implementation of our new system we could experience manufacturing and shipping delays which, in turn, could cause increased manufacturing costs and deferred or lost sales.

    Our future business growth depends in part on the success of our Invitrogenomics products and services. In order to succeed in this business we may need to hire additional senior managers. Moreover, operation of Invitrogenomics may present unfamiliar management challenges that we might not successfully address. We may not be able to locate or hire the necessary managers or successfully address the potentially unfamiliar management issues that may occur in Invitrogenomics or other areas of our business.

REDUCTION IN RESEARCH AND DEVELOPMENT BUDGETS AND GOVERNMENT FUNDING MAY IMPACT
  OUR SALES

    Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, spending priorities and institutional budgetary policies. Our business could be seriously damaged by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories.

    A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies such as the U.S. National Institutes of Health and similar domestic and international agencies. Also, a portion of our direct revenues comes from NIH Small Business Innovation Research grant funds. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. Also, government proposals aiming to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously damage our business.

    Our customers generally receive funds from approved grants at particular times of the year, as determined by the federal government. Grants have, in the past, been frozen for extended periods or have otherwise become unavailable to various institutions without advance notice. The timing of the receipt of grant funds affects the timing of purchase decisions by our customers and, as a result, can cause fluctuations in our sales and operating results.

FAILURE TO LICENSE NEW TECHNOLOGIES COULD IMPAIR OUR NEW PRODUCT DEVELOPMENT

    Our business model of providing products to researchers working on a variety of genetic projects requires us to develop a wide spectrum of products. To generate broad product lines it is advantageous to license technologies from the scientific community at large rather than depending exclusively on our own employees. As a result we believe our ability to in-license new technologies from third parties is and will continue to be critical to our ability to offer new products. About 90% of our products are manufactured or sold under license agreements.

    Our ability to develop new products and services depends in part on our ability to convince inventors that we can successfully commercialize their new technologies. Further, we cannot assure you that we will be able to continue to identify successfully new technologies developed by others. Even if we are able to identify new technologies of interest, we may not be able to negotiate a license on favorable terms, or at all.

LOSS OF LICENSES COULD HURT OUR PERFORMANCE

    Some of our licenses do not run for the length of the patent. We may not be able to renew our existing licenses on favorable terms, or at all. If we lose the rights to a patented technology, we may need to stop selling certain of our products or redesign our products or lose a competitive advantage. Potential competitors could in-license technologies that we fail to license and potentially erode our market share for certain products.

    Our licenses typically subject us to various commercialization, sublicensing and other obligations. If we fail to comply with these requirements we could lose important rights under a license, such as the right to exclusivity in a certain market. In some cases, we could also lose all rights under a license. In addition, certain rights granted under the license could be lost for reasons out of our control. For example, the licensor could lose patent protection for a number of reasons, including invalidity of the licensed patent. We typically do not receive significant indemnification from a licensor against third party claims of intellectual property infringement. See "Business--Technology Licensing" regarding our current licenses.

OUR MARKET SHARE DEPENDS ON NEW PRODUCT INTRODUCTIONS AND ACCEPTANCE

    The market for our products and services is only about fifteen years old. Rapid technological change and frequent new product introductions are typical for the market. For example, prepackaged kits to perform research in particular cell lines and already-isolated genetic material are only now coming into widespread use among researchers. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and are reluctant to switch thereafter. To the extent we fail to introduce new and innovative products we will probably lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or damage our business.

    We have made a substantial investment in developing the technology underlying Invitrogenomics products and services. The products portion of Invitrogenomics was launched commercially in 1998, and has not achieved significant revenues. We expect to launch the services portion of the business in the near future. We cannot be sure that Invitrogenomics will achieve any commercial success or that revenues will equal or exceed the cost of our investment.

    In the past we have experienced, and we are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in life sciences research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Factors affecting the market acceptance of our new products include:

- Citation of the product in published research

- The timing of introduction of the product relative to competitive products

- General trends in life sciences research

LOSS OF KEY PERSONNEL COULD HURT OUR BUSINESS

    Our future success depends to a significant extent on the skills, experience and efforts of company founders Lyle Turner and Joseph Fernandez and key members of our scientific staff. The loss of any or all of these individuals could damage our business.

    In addition, our products and services are highly technical in nature. In general only highly qualified and trained scientists have the necessary skills to develop and market our products and provide our services. We face intense competition for these professionals from our competitors and our customers, marketing partners and companies throughout our industry. Any failure on our part to hire, train and retain a sufficient number of qualified professionals would seriously damage our business. We do not generally enter into employment agreements requiring these employees to continue in our employment for any period of time. See "Management."

COMPETITION IN THE LIFE SCIENCES RESEARCH MARKET COULD REDUCE OUR SALES

    The markets for our products are very competitive. Many other life sciences research products suppliers have greater financial, operational, sales and marketing resources, and more experience in research and development than we do. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete.

    We believe that customers in our markets display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position will suffer. See "Business--Competition" for more information.

LARGE DISTRIBUTORS MAY FORCE US TO USE MORE EXPENSIVE MARKETING AND DISTRIBUTION
  CHANNELS

    Certain of our academic and commercial customers have developed purchasing initiatives to reduce the number of vendors they purchase from in order to lower their supply costs. In some cases these accounts have established agreements with large distributors, which include discounts and the distributors' direct involvement with the purchasing process. These activities may force us to supply the large distributors with our products at a discount to reach those customers. For more information, see "Business--Competition."

INTERNATIONAL UNREST OR FOREIGN CURRENCY FLUCTUATIONS COULD ADVERSELY AFFECT OUR
  RESULTS

    Our products are currently marketed in over 30 countries throughout the world. Our international revenues, which include revenues from our Netherlands subsidiary and export sales, represented 37% of product revenues in 1998, 35% in 1997 and 33% in 1996. We expect that international revenues will continue to account for a significant percentage of our revenues for the foreseeable future, in part because we intend to expand our international operations.

    There are a number of risks arising from our international business, including:

- General economic and political conditions in the markets in which we operate

- Potential increased costs associated with overlapping tax structures

- Potential trade restrictions and exchange controls

- More limited protection for intellectual property rights in some countries

- Difficulties and costs associated with staffing and managing foreign operations

- Uncertain effects of the movement in Europe to a unified currency

- Slower growth in the European market before the unified currency is adopted

- Unexpected changes in regulatory requirements

- The difficulties of compliance with a wide variety of foreign laws and regulations

- Longer accounts receivable cycles in certain foreign countries

- Import and export licensing requirements

    A significant portion of our business is conducted in currencies other than the U.S. dollar, which is our reporting currency. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused and will continue to cause foreign currency transaction gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. We engage in foreign exchange hedging transactions to manage our foreign currency exposure, but we can not assure you that our strategies will adequately protect our operating results from the effects of exchange rate fluctuations. For more information see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Currency Hedging and Foreign Currency Translation."

    The Asia/Pacific region has experienced unstable economic conditions and significant devaluation in its currencies during the last six months of 1997 and throughout 1998. The economic situation in the region may result in slower payments of outstanding receivable balances. To date this region has not represented a significant portion of our revenues. However, to the extent the Asia/Pacific region becomes increasingly important, or to the extent the factors affecting the region begin to affect other geographic locations, our business could be damaged.

OUR LIFE SCIENCE PATENTS AND PROPRIETARY TECHNOLOGIES COULD AFFECT OUR ABILITY
  TO COMPETE

    Our success depends to a significant degree upon our ability to develop proprietary products and technologies. However, we cannot assure you that patents will be granted on any of our patent applications. We also cannot assure you that the scope of any of our issued patents will be sufficiently broad to offer meaningful protection. In addition, our issued patents or patents licensed to us could be successfully challenged, invalidated or circumvented so that our patent rights would not create an effective competitive barrier. See "Business--Patents and Proprietary Technologies" for more information regarding our existing and pending patents.

PUBLICITY OF OUR TRADE SECRETS COULD AID COMPETITORS

    We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. If our trade secrets become known we may lose our competitive position.

VOLATILITY IN OUR STOCK PRICE COULD IMPAIR YOUR INVESTMENT

    The price of our common stock may fluctuate substantially due to a variety of factors, including:

- Quarterly fluctuations in our operating and earnings per share results

- Technological innovations or new product introductions by us or our competitors

- Securities class action or other litigation

- Disputes concerning patents or proprietary rights

- Changes in earnings estimates by market research analysts

- Changes in accounting principles

- Sales of common stock by existing holders

- Loss of key personnel

- Economic conditions

    In addition, our common stock price could be affected because we may recognize a one-time increase in earnings per share which will impact our 1999 first quarter and year-end financial statements. This increase would be a result of variations in the dollar amounts needed to redeem the redeemable preferred stock, which may vary from the amounts recorded in the 1997 financial statements.

INTELLECTUAL PROPERTY LITIGATION COULD HARM OUR BUSINESS

    Litigation regarding patents and other intellectual property rights is extensive in the biotechnology industry. We are aware that patents have been applied for and in some cases issued to others claiming technologies which are closely related to ours. As a result, and in part due to the ambiguities and evolving nature of intellectual property law, we periodically receive notices of potential infringement of patents held by others. Although we have to date successfully resolved these types of claims, we may not be able to do so in the future.

    In the event of an intellectual property dispute we may be forced to litigate. Such litigation could involve proceedings declared by the U.S. Patent and Trademark Office or the International Trade Commission, as well as affected third parties. Intellectual property litigation can be extremely expensive, and such expense, as well as the consequences should we not prevail, could seriously harm our business.

    If a third-party claimed an intellectual property right to technology we use we could need to discontinue an important product or product line, alter our products and processes, pay license fees or cease certain activities. Although we might under these circumstances attempt to obtain a license to such intellectual property, we may not be able to do so on favorable terms, or at all.

OUR STOCK MAY NOT BE LIQUID

    There has been no public market for our common stock prior to this offering. We and the underwriters of this offering will determine the initial public offering price by negotiations, and this price may not be the price at which the common stock will subsequently trade. See "Underwriting" for a discussion of factors that could influence the initial public offering price. Although the common stock will be quoted on the Nasdaq National Market, an active trading market may not develop or be sustained after this offering.

FUTURE SALES OF CURRENTLY OUTSTANDING SHARES COULD ADVERSELY AFFECT OUR STOCK
  PRICE

    The market price of our common stock could drop as a result of sales of a large number of shares in the market after this offering or in response to the perception that such sales could occur. All of the 3,500,000 shares sold in this offering will be freely tradable, while the 9,124,210 other shares outstanding after this offering, based on the number of shares outstanding on December 31, 1998, will be "restricted securities" as defined in Rule 144 of the Securities Act of 1933, as amended. Of these restricted securities approximately 9,043,000 will be subject to 180-day lock-up agreements. After expiration of the lock-up period, all of such shares will be eligible for immediate sale, in certain instances subject to the volume limitations of Rule 144. Donaldson Lufkin & Jenrette can release shares from one or more of the lock-up agreements without our approval. In addition, holders of 1,702,942 shares will have the right to request that we register those shares for sale in the public market. See "Shares Eligible for Future Sale."

NEW HOLDERS WILL EXPERIENCE DILUTION


    Purchasers in this offering will pay more for their shares than existing stockholders or individuals acquiring shares from exercising options granted before this offering. You will experience immediate dilution of $11.76 per share in pro forma net tangible book value. The exercise of outstanding options would result in further dilution.


CONTROL OF INVITROGEN BY EXISTING STOCKHOLDERS MAY IMPEDE CHANGES TO
  INVITROGEN OR ITS POTENTIAL SALE

    After this offering, our executive officers and directors collectively will beneficially own approximately 65.6% of the outstanding common stock. That percentage would drop to 63.1% if the underwriters' overallotment option is exercised in full. Existing stockholders will therefore continue to control Invitrogen and, if they act together, could elect a majority of the directors, appoint management and control important matters submitted to our stockholders for a vote, including matters related to a change of control of Invitrogen. Such a concentration of ownership may have the effect of delaying or preventing transactions resulting in a change of control of Invitrogen, including transactions where stockholders might otherwise receive a premium for their shares over current market prices. See "Principal Stockholders."

ACCIDENTS RELATED TO HAZARDOUS MATERIALS COULD ADVERSELY AFFECT OUR BUSINESS

    Portions of our operations require the controlled use of hazardous and radioactive materials. Although we believe our safety procedures comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be liable for any damages that result, which could seriously damage our business. Additionally, an accident could damage our research and manufacturing facilities and operations.

POTENTIAL PRODUCT LIABILITY CLAIMS COULD AFFECT OUR EARNINGS AND FINANCIAL
  CONDITION

    We face a potential risk of liability claims based on our products or services. We carry product liability insurance coverage which is limited in scope and amount but which we believe to be adequate. We cannot assure you, however, that we will be able to maintain this insurance at reasonable cost and on reasonable terms. We also cannot assure you that this insurance will be adequate to protect us against a product liability claim, should one arise.

ANTI-TAKEOVER PROVISIONS COULD IMPAIR OUR STOCK PRICE

    Certain provisions of our certificate of incorporation, bylaws and Delaware law could be used by our incumbent management to make it substantially more difficult for a third party to acquire control of Invitrogen. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. See "Description of Capital Stock--Delaware Anti-takeover Law and Certain Charter Provisions."

ABSENCE OF DIVIDENDS COULD REDUCE OUR ATTRACTIVENESS TO INVESTORS

    Some investors favor companies that pay dividends, particularly in market downturns. We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. Because we may not pay dividends, your return on this investment likely depends on your selling our stock at a profit. See "Dividend Policy" and "Dilution."

FORWARD-LOOKING STATEMENTS

    Some of the information in this prospectus including the above risk factors section, contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "project," and "continue" or similar words. You should read statements that contain these words carefully because they:

- Discuss our future expectations

- Contain projections of our future results of operations or of our financial condition

- State other "forward-looking" information

    We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS


    The net proceeds to Invitrogen from the sale of the 3,000,000 shares of common stock we are offering will be approximately $41,100,000, at an initial public offering price of $15.00 per share after deducting underwriting discounts and commissions and estimated offering expenses. The net proceeds to Invitrogen would increase to $48,423,750 if the underwriters exercise their over-allotment option in full.



    We will use approximately $14.0 million of the net proceeds for redemption of the redeemable preferred stock issuable upon the conversion of the convertible preferred stock upon the closing of this offering at an initial public offering price of $15.00 per share and approximately $1.5 million for the payment of accrued dividends on the convertible preferred stock.


    We intend to use the remainder of the net proceeds of this offering for:

- The redemption of the redeemable subsidiary common stock of our subsidiary, Invitrogen B.V., on April 7, 1999 in the amount of Netherlands Guilder (NLG) 3,150,000 or an equivalent of USD $1,676,000 at December 31, 1998 exchange rates

- The continued development and manufacture of existing products and services

- Research and development of additional products and services

- Working capital and other general corporate purposes, including potential acquisitions of products, technologies or companies

    While we from time to time engage in preliminary discussions with respect to acquisitions, we are not a party to any agreements, understandings or commitments with respect to such transactions. We will invest the net proceeds in short-term, interest bearing, investment grade securities.

    Based on our current operating plan, we anticipate that the net proceeds of this offering, together with our available cash, expected interest income and funds from operations, should be sufficient to finance our capital requirements for the next two years. This estimate is based on assumptions that could be negatively impacted by the matters discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our common stock and do not anticipate paying such cash dividends in the foreseeable future. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operation, financial condition and other factors as the board of directors, in its discretion, deems relevant.

                                 CAPITALIZATION


    The following table sets forth the capitalization of Invitrogen as of December 31, 1998. The Pro Forma column gives effect to the conversion of each outstanding share of convertible preferred stock into a share of common stock and a share of redeemable preferred stock upon the closing of this offering. The As Adjusted column gives effect to the receipt of the net proceeds from the sale of 3,000,000 shares of common stock at an initial public offering price of $15.00 per share, and the application of approximately $14.0 million of such net proceeds to the redemption of the redeemable preferred stock and approximately $1.5 million to the payment of accrued dividends on the convertible preferred stock. In addition, the As Adjusted calculations in the table reflect none of the 3,182,402 shares of common stock issuable upon exercise of outstanding options at December 31, 1998 at an average exercise price of $4.13. See "Management--Stock Option Plans".


    This table should be read in conjunction with our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. Also see "Use of Proceeds" and "Certain Transactions."


                                                                                        DECEMBER 31, 1998
                                                                               -----------------------------------
                                                                                ACTUAL     PRO FORMA   AS ADJUSTED
                                                                                         (IN THOUSANDS)
Long-term portion of capital lease obligations...............................  $      83   $      83    $      83
                                                                               ---------  -----------  -----------
Non-voting redeemable common stock of Invitrogen B.V., 18,000 authorized and
  issued; full liquidation value, $1,676,000.................................      1,599       1,599        1,599
                                                                               ---------  -----------  -----------
Convertible preferred stock, $0.01 par value per share: 2,202,942 shares authorized; 2,202,942 shares issued and outstanding actual; no shares
  authorized, issued or outstanding pro forma and as adjusted................     16,141          --           --
                                                                               ---------  -----------  -----------
Redeemable preferred stock, $0.01 par value per share: 2,202,942 shares authorized; no shares issued and outstanding actual; 2,202,942 shares issued and outstanding pro forma; no shares issued and outstanding as
  adjusted...................................................................         --      15,553           --
                                                                               ---------  -----------  -----------
Stockholders' equity:
  Preferred stock, $0.01 par value: 2,000,000 shares authorized; no shares
    issued and outstanding, actual, pro forma and as adjusted................         --          --           --
  Common stock, $.01 par value: 50,000,000 shares authorized and 7,421,268 shares issued and outstanding actual; 9,624,210 shares issued and outstanding pro forma; 50,000,000 shares authorized and 12,624,210 shares
    issued and outstanding as adjusted.......................................         74          96          126
Additional paid-in capital...................................................      1,598       2,690       43,234
Retained deficit.............................................................       (192)       (192)        (192)
    Total stockholders' equity...............................................        585       1,173       42,274
                                                                               ---------  -----------  -----------
    Total capitalization.....................................................  $  18,408   $  18,408    $  43,956
                                                                               ---------  -----------  -----------
                                                                               ---------  -----------  -----------

                                    DILUTION


    Our pro forma net tangible book value as of December 31, 1998 was approximately $(145,000) or $(0.02) per share. Pro forma net tangible book value per share represents the amount of Invitrogen's pro forma stockholders' equity, less intangible assets, divided by the pro forma number of shares of common stock outstanding as of December 31, 1998. The as adjusted pro forma net tangible book value of Invitrogen as of December 31, 1998 would have been $40,995,000, or $3.24 per share after giving effect to:


- The automatic conversion of all convertible preferred stock into common stock and redeemable preferred stock upon the closing of this offering


- The sale of 3,000,000 shares of common stock offered by Invitrogen at an initial public offering price of $15.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us


- The redemption of the redeemable preferred stock and payment of accrued dividends on the convertible preferred stock


    This represents an immediate increase in pro forma net tangible book value of $3.26 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $11.76 per share to investors purchasing common stock in this offering, as illustrated in the following table:



                                                                                                    ASSUMING NO
                                                                                                    EXERCISE OF
                                                                                               OVER-ALLOTMENT OPTION
                                                                                               ---------------------
Initial public offering price per share...........................................                   $   15.00
  Pro forma net tangible book value per share before this offering................  $   (0.02)
  Increase per share attributable to new investors................................       3.26
As adjusted pro forma net tangible book value per share after this
  offering........................................................................                        3.24
                                                                                                        ------
Dilution per share to new investors...............................................                   $   11.76
                                                                                                        ------
                                                                                                        ------



    The table below summarizes on a pro forma basis, the differences between the existing stockholders and the new investors purchasing common stock in this offering with respect to the total number of shares purchased from Invitrogen, the total consideration paid and the average price per share paid (based upon an initial public offering price of $15.00 per share).



                                                       SHARES PURCHASED          TOTAL CONSIDERATION
                                                   -------------------------  --------------------------   AVERAGE PRICE
                                                      NUMBER       PERCENT       AMOUNT        PERCENT    PAID PER SHARE
Existing stockholders............................     9,624,210        76.2%  $   2,261,000         4.8%     $    0.23
New investors....................................     3,000,000        23.8      45,000,000        95.2          15.00
                                                   ------------       -----   -------------       -----
    Total........................................    12,624,210       100.0%  $  47,261,000       100.0%
                                                   ------------       -----   -------------       -----
                                                   ------------       -----   -------------       -----

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data of Invitrogen presented below as of December 31, 1994, 1995, 1996, 1997 and 1998 are derived from the consolidated financial statements of Invitrogen and its subsidiaries. The 1995, 1996, 1997 and 1998 financial statements have been audited by Arthur Andersen LLP, independent public accountants. The consolidated balance sheets as of December 31, 1997 and 1998, and the related statement of operations for each of the three years in the periods ended December 31, 1998 (collectively, the "Consolidated Financial Statements"), and the related report, are included elsewhere in this prospectus.

    The selected consolidated financial data set forth below contains only a portion of Invitrogen's financial statements, and should be read in conjunction with, the Consolidated Financial Statements and related Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. In particular, see Note 14 to Consolidated Financial Statements for an explanation of the calculations of earnings per share and per share amounts.

                                                                YEARS ENDED DECEMBER 31,
                                                  -----------------------------------------------------
                                                    1994       1995       1996       1997       1998
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues........................................  $  11,754  $  14,342  $  19,121  $  24,965  $  31,414
  Cost of revenues..............................      4,554      4,743      5,818      7,989      8,642
                                                  ---------  ---------  ---------  ---------  ---------
  Gross margin..................................      7,200      9,599     13,303     16,976     22,772

Operating expenses:
  Sales and marketing...........................      2,685      3,646      4,236      4,959      6,976
  General and administrative....................      2,245      2,542      3,880      3,932      4,428
  Research and development......................      1,623      2,043      2,659      4,416      7,209
                                                  ---------  ---------  ---------  ---------  ---------
    Total operating expenses....................      6,553      8,231     10,775     13,307     18,613
Income from operations..........................        647      1,368      2,528      3,669      4,159
Other income (expense), net.....................        (83)        (6)       155        268        457
                                                  ---------  ---------  ---------  ---------  ---------
Income before taxes.............................        564      1,362      2,683      3,937      4,616
Benefit (provision) for income taxes............         45       (206)      (939)    (1,413)    (1,638)
                                                  ---------  ---------  ---------  ---------  ---------
Net income......................................  $     609  $   1,156  $   1,744  $   2,524  $   2,978
                                                  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------

Earnings per share:
  Basic.........................................  $    0.05  $    0.10  $    0.19  $   (1.47) $    0.19
                                                  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------
  Diluted.......................................  $    0.05  $    0.10  $    0.16  $   (1.47) $    0.17
                                                  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------
Weighted average shares used in per share
  calculation:
  Basic.........................................      9,268      9,602      8,356      8,938      9,626
  Diluted.......................................      9,268      9,602     10,080      8,938     11,208

                                                                         AS OF DECEMBER 31,
                                                        -----------------------------------------------------
                                                          1994       1995       1996       1997       1998
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.....  $     631  $     587  $   1,381  $   9,152  $   6,011
Total assets..........................................      4,642      5,992      8,258     18,056     22,815
Long-term capital leases..............................        838        433        110        143         83
Non-voting redeemable common stock of
  Invitrogen B.V......................................         --      1,143      1,306      1,295      1,599
Convertible preferred stock...........................         --         --         --     15,242     16,141
Total stockholders' equity (deficit)..................      1,111      2,298      3,779     (1,853)       585

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Since Invitrogen's inception in 1987, we have been engaged primarily in the development, manufacturing and marketing of research kits used to conduct molecular biology research. Substantially all of our revenue to date has come from the sale of research kits and related products. We have to date developed over 250 research kits and other products used by a variety of scientific researchers to conduct gene cloning, expression and analysis experiments. Our research kits are sold primarily in the United States, Europe and Japan. Our products are used for research purposes and their use is not regulated by the United States Food and Drug Administration or by any comparable international organization.

    We manufacture the majority of our research kits in our manufacturing facility in Carlsbad, California. In addition, we maintain selected arrangements with third party manufacturers.

    The majority of our sales activities are conducted through a dedicated direct sales organization located in the United States and Europe. We also conduct marketing and distribution activities at our facility in the United States and at a facility we own in the Netherlands. A small proportion of our sales are to international distributors who resell Invitrogen kits to researchers. These distributors are located in selected territories in Europe, as well as in Japan and other territories in Asia. We currently have no plans to establish a direct sales force in these territories, although we may choose in the future to establish a direct sales organization in additional territories.

    We conduct research activities in the United States and business development activities in the United States and Europe. As part of these activities we actively seek to license intellectual property from academic, government and commercial institutions relating to gene cloning, expression and analysis technologies. To date, Invitrogen has obtained a total of 80 licenses, which provide us with access to over 200 patents covering gene cloning, expression and analysis materials and techniques.

    In June 1998, we began using our high-throughput cloning and expression technologies, which we market under the name Invitrogenomics. We will provide licenses to our full-length clones to corporate development partners, as well as sell selected clones as part of new research kits. In addition, we will use our Invitrogenomics technology to provide large-scale, high-throughput gene cloning and expression services to corporate customers. Invitrogenomics products and services have generated limited revenues to date. We expect research and development and sales and marketing expenditures related to Invitrogenomics to increase as we continue to conduct activities using our high-throughput gene cloning and expression technology.

    Our revenues have increased significantly since our inception, and from 1995 to 1998, Invitrogen has experienced compound annual revenue growth of 28%. The increase in our revenues has been due to several factors, including the continued growth of the market for gene cloning and expression kits, increasing market acceptance of our gene cloning and expression kits, our introduction of new research kits for gene cloning, expression and analysis, and the expansion of our direct sales and marketing efforts. We plan to continue to introduce new research kits, as we believe continued new product development and rapid product introduction is a critical competitive factor in the market for molecular biology research kits. In order to support increased levels of sales and to augment our long-term competitive position, we anticipate that we will continue to increase expenditures in sales and marketing, manufacturing and research and development.

    We currently manufacture products for inventory and ship products shortly after the receipt of orders, and anticipate that we will do so in the future. Accordingly, we have not developed a significant backlog and do not anticipate we will develop a material backlog in the future.

    In 1998, Invitrogen realized significant increases in research and development expenditures, both in absolute dollars and as a percentage of sales. The increase in research and development expenses as a percentage of sales was primarily related to the development of our high-throughput gene cloning and expression technology. We anticipate that research and development expenses will decline as a percentage of sales in future periods to approach historical levels.

    Invitrogen has acquired a significant number of patent rights from third parties as part of its business activities. These patent rights are used as a basis for the development of our research kits and the Invitrogenomics technologies. We have historically paid and are obligated to pay in the future to such third parties royalties relating to sales of some of our research kits and selected services. Royalty expense is recognized as a cost of revenues as the related royalties are earned.

    We anticipate that our results of operations may fluctuate from quarter to quarter and will be difficult to predict. The timing and degree of fluctuation will depend upon several factors, including:

- Changes in customer research budgets which are influenced by the timing of their research and commercialization efforts and their receipt of government grants

- Competitive product introductions

- Our ability to successfully introduce or transition the market to new products

- Market acceptance of existing or new products

- Our ability to manufacture our products efficiently

- Our ability to control or adjust research and development, marketing, sales and general and administrative expenses in response to changes in revenues

In addition, our results of operations could be affected by the timing of orders from distributors and the mix of sales among distributors and our direct sales force. Although we have experienced growth in recent years, there can be no assurance that, in the future, we will sustain revenue growth or remain profitable on a quarterly or annual basis or that our growth will be consistent with predictions made by securities analysts. Additionally, quarter to quarter comparisons of operating results are not necessarily indicative of future results.

RESULTS OF OPERATIONS

  YEARS ENDED DECEMBER 31, 1998 AND 1997

    REVENUE. Revenue increased $6.4 million, or 26%, from $25.0 million in 1997 to $31.4 million in 1998. For these same periods, revenues in the United States increased $3.9 million, or 24%, from $16.4 million to $20.3 million, and revenue outside the United States increased $2.5 million, or 30%, from $8.5 million to $11.1 million. The overall increase in revenue was primarily attributable to continued market growth for gene cloning and expression kits and increased market penetration of Invitrogen's gene cloning and gene expression product lines. In addition, in 1998 our new products contributed approximately $2.5 million in revenue. We expect that future revenues will be affected by new product introductions, competitive conditions, customer research budgets, and the rate of expansion of our customer base.

    GROSS MARGIN. Our gross margin increased from $17.0 million in 1997 to $22.8 million in 1998. Gross margin as a percentage of revenues increased from 68% to 72% for these periods. Gross margin improvements during the period were primarily a result of absorbing certain manufacturing labor and overhead costs over an increased revenue base. We believe that gross margin for future periods will be affected by sale volumes, competitive conditions, royalty payments on licensed technologies, and foreign exchange factors. Foreign currency fluctuations had a negligible impact during both periods. The functional currency of Invitrogen B.V. is the Netherlands Guilder (NLG). The translation from Guilders to Dollars for revenue and expenses is based on the average exchange rate during the period; large increases or decreases in the spread between currencies have affected and may continue to affect gross margin and reported income. Invitrogen B.V. conducts its European business in the currencies of its significant customers. Exchange gains or losses arising from transactions denominated in these currencies are recorded using the actual exchange differences on the date of the transaction. Large increases or decreases in these currency fluctuations could also impact gross margin and reported profits.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 63% from $4.4 million in 1997 to $7.2 million in 1998. As a percentage of revenues, research and development expenses increased from 18% to 23% for these periods. The increases resulted primarily from the development of our high-throughput gene cloning and expression technology and greater personnel and research supplies expense as we continue to expand our gene cloning, expression, analysis and related products. We believe that our research and development expenditures as a percentage of revenues will generally decline toward historical levels. There can be no assurance that our research and development efforts will produce products or services that achieve market acceptance or that produce acceptable margins.

    SALES AND MARKETING. Sales and marketing expenses increased 41% from $5.0 million in 1997 to $7.0 million in 1998. As a percentage of revenues, sales and marketing expenses increased from 20% to 22% for these periods. These increases resulted from the growth of our field sales force in the United States and Europe. We expect to continue the expansion of our field sales force in both the United States and Europe.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 13% from $3.9 million in 1997 to $4.4 million in 1998. As a percentage of revenues, general and administrative expenses decreased from 16% to 14% for these periods. The absolute increase resulted from the continued expansion of administrative resources to support our growth. The decline as a percentage of revenues occurred as a fixed portion of our general and administrative expenses was spread over a larger revenue base. We expect our aggregate general and administrative expenses to increase in 1999 due to the additional expenses associated with being a public company.

    OTHER INCOME (EXPENSE). Other income, principally earned interest, increased $0.2 million, from $0.3 million in 1997, to $0.5 million in 1998. This increase resulted primarily from the larger average balances of cash and cash equivalents during the later period.

    PROVISION FOR INCOME TAXES. Our effective tax rate decreased slightly from 36% in 1997 to 35% in 1998. We currently receive tax credits on certain R&D expenditures; in the past, these tax credits have been authorized by the U.S. Congress on a year by year basis and we have no assurance they will be available in future years.

  YEARS ENDED DECEMBER 31, 1997 AND 1996

    REVENUES. Revenue increased $5.8 million, or 31%, from $19.1 million in 1996 to $25.0 million in 1997. Revenues in the United States increased $3.5 million, or 27%, from $12.9 million to $16.4 million, and revenue from outside the United States increased $2.4 million, or 37%, from $6.2 million to $8.5 million. The overall increase in revenue was primarily attributable to increased market penetration of Invitrogen's gene cloning and gene expression product lines. In addition, in 1997 our new products contributed $2.1 million in revenue.

    GROSS MARGIN. Our gross margin increased from $13.3 million in 1996 to $17.0 million in 1997. Gross margin as a percentage of revenues decreased from 70% to 68% for these periods, primarily as a result of foreign exchange impact on revenues and to a lesser extent increased royalty payments on licensed technologies.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 66% from $2.7 million in 1996 to $4.4 million in 1997. As a percentage of revenues, research and development expenses increased from 14% to 18% for these periods. These increases resulted primarily from greater personnel and research supplies expense as we continued the expansion of our gene cloning and expression products and the development of our high-throughput gene cloning and expression technologies.

    SALES AND MARKETING. Sales and marketing expenses increased 17% from $4.3 million in 1996 to $5.0 million in 1997. As a percentage of revenues, sales and marketing expenses declined from 22% to 20% for these periods as certain costs were spread over a larger revenue base.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses remained flat at $3.9 million in 1996 and 1997. As a percentage of revenues, general and administrative expenses decreased from 20% to 16% for these periods. During 1996, Invitrogen incurred a significant one-time expense of $0.8 million for defending and resolving licensing and patent issues with a competitor.

    OTHER INCOME (EXPENSE). Other income, primarily interest earned, increased 73% from $0.2 million in 1996 to $0.3 million in 1997, primarily from higher average cash balances.

    PROVISION FOR INCOME TAXES. Our effective tax rate increased slightly from 35% in 1996 to 36% in 1997, reflecting changes in the utilization of tax credits.

LIQUIDITY AND CAPITAL RESOURCES

    We generated net cash from operating activities of approximately $3.1 million in 1998. We used approximately $6.5 million in our investing activities, which included the construction of a new building for our subsidiary in the Netherlands, the purchase of hardware and software for the conversion to a new enterprise-wide financial and manufacturing information system, and the development and installation of high-throughput gene cloning and expression equipment. Since Invitrogen's inception we have funded our business primarily through cash generated from operations and debt. In addition, an aggregate of $16.0 million has been raised from the sale of equity securities.

    As of December 31, 1998 we had cash and cash equivalents and short-term investments of approximately $1.8 million and $4.2 million, respectively, and working capital of approximately $9.6 million. We had lines of credit totaling approximately $10 million, of which none was utilized as of December 31, 1998. Our funds are currently invested in U.S. Treasury and government agency obligations, investment-grade commercial paper and interest-bearing securities.


    In 1997, in connection with the initial issuance of convertible preferred stock, we recorded a charge to equity of $15 million to reflect the beneficial conversion feature of this security. At the closing of this offering, we will be required to redeem all outstanding shares of the redeemable preferred stock issuable upon conversion of the outstanding shares of convertible preferred stock and will be required to pay accumulated dividends on the convertible preferred stock. The redemption price is approximately $6.36 per share, plus accrued dividends, based on the final offering price of $15.00 per share. At an initial public offering price of $15.00 per share and upon the closing of this public offering, the aggregate redemption price for the redeemable preferred stock will be $14.0 million and the accumulated preferred dividends will be $1.5 million. Redemption of the redeemable preferred stock will have no impact on future results of operations. However, it may affect per share amounts we expect to report in the first quarter of 1999 as well. The redemption price of $14.0 million will be treated as a reduction in cash flows from financing activities for the year ending December 31, 1999.


    Our subsidiary, Invitrogen B.V., has issued shares of non-voting stock which are required to be redeemed on April 7, 1999 for NLG 3,150,000 or an equivalent of USD $1,676,000 at December 31, 1998 exchange rates. Other than a reduction in dividend requirements, the redemption of the preferred stock will not have a material impact on results of operations upon conversion. See Note 12 to Consolidated Financial Statements.

    We expect that the proceeds from this offering, our funds from operations and our existing funds and interest income earned thereon, will be sufficient to fund our operations for at least two years. Our future capital requirements and the adequacy of our available funds will depend on many factors, including scientific progress in our research and development programs, the magnitude of those programs, our ability to establish collaborative and licensing arrangements, the cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and competing technological and market developments.

CURRENCY HEDGING AND FOREIGN CURRENCY TRANSLATION

    In the normal course of business, Invitrogen B.V. from time to time purchases exchange-traded put options on U.S. Dollars and U.K. Pounds sterling to mitigate foreign currency exposure. The maximum outstanding amounts of such options have been less than $2 million and have been for less than one year in duration.

    Invitrogen conducts business transactions with its subsidiary in the Netherlands and with its foreign distributors, including those in Asia, in U.S. Dollars. The functional currency for Invitrogen B.V. is the Netherlands Guilder
(NLG). The translation from NLG to the U.S. Dollar is translated for balance sheet accounts using the current exchange rate in effect at the balance sheet date and for revenues and expense accounts using the average exchange rate during the period. The effects of translation are recorded as a separate component of stockholder's equity. Invitrogen B.V. conducts its business with significant customers in their local European currencies; exchange gains and losses arising from these transactions are recorded using the actual exchange differences on the date of the transaction.

RECENT ACCOUNTING PRONOUNCEMENTS

    In March 1998, the Accounting Standards Executive Committee issued AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies characteristics of internal use software as well as assists in determining when computer software is for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998, with earlier application permitted. We have not determined the impact of the adoption of SOP 98-1 as this is highly dependent upon the nature, timing and extent of future internal use software development.

    In March 1998, the Accounting Standards Executive Committee issued AICPA Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." This Statement of Position provides guidance on the financial reporting of start-up costs and organization costs. It requires that the cost of start-up activities and organization costs be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. We do not expect adoption of this SOP to have a material impact on our financial statements.

    We will be required to adopt Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." Statement 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" and is effective for years beginning after December 31, 1997. Statement 131 establishes standards for the way that public business enterprises report selected information about operating segments in financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 will not affect our results of operations or financial position, but may affect the disclosure of the segment information in the future.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement changes the previous accounting definition of derivative--which focused on freestanding contracts such as options and forwards (including futures and swaps)--expanding it to include embedded derivatives and many commodity contracts. Under the statement, every derivative is recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. Earlier application is allowed as of the beginning of any quarter beginning after issuance. We do not anticipate that the adoption of SFAS 133 will have a material impact on our financial position or results of operations.

YEAR 2000 EFFECT ON COMPUTER SYSTEMS

    Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, in less than one year, computer systems and/or software used by many companies in a very wide variety of applications will experience operating difficulties unless they are modified or upgraded to adequately process information involving, related to or dependent upon the century change. Some businesses may be financially affected by such computer problems.

    We believe our existing manufacturing, financial and accounting systems are year 2000 compliant, meaning that they are capable of distinguishing 21st century dates from 20th century dates. We intend to replace our existing computer system with a new system that will also be year 2000 compliant, with implementation of the new system expected to be completed by the first half of 1999.

    We are in the process of testing our other internal systems, including embedded control systems in our manufacturing and storage equipment. We currently believe these systems are year 2000 compliant. We have made inquiries of our suppliers to attempt to assess their readiness for the year 2000. The failure of systems maintained by our customers, distributors, and suppliers could reduce our revenues, cause us to incur significant expenses to remedy any problems, or otherwise seriously damage our business.

    To date we have spent immaterial amounts to comply with accounting and statutory requirements regarding the year 2000. We believe that we will spend minimal additional amounts for year 2000 issues in the foreseeable future. These assessments have not been independently verified.

    If we discover year 2000 errors or defects in our internal systems, we may have to spend substantial amounts in making repairs. These errors may result in the temporary failure of our manufacturing, accounting and financial systems, which in turn would delay the taking and processing of orders for perhaps 3-5 days. In case of such errors we plan to rely upon our current computer systems which we will maintain as a backup system after our new system is installed.

ISSUES RELATED TO THE EUROPEAN MONETARY CONVERSION

    On January 1, 1999, certain member states of the European Economic Community, including the Netherlands, fixed their respective currencies to a new currency, the Euro. On that day, the Euro became a functional legal currency within these countries. During the three years beginning on January 1, 1999, business in these EEC member states will be conducted in both the existing national currency, such as the Netherlands guilder, French franc or deutsche mark, and the Euro. Companies operating in or conducting business in EEC member states will need to ensure that their financial and other software systems are capable of processing transactions and properly handling the existing currencies, as well as the Euro. We are still assessing the impact that the Euro will have on our internal systems and products. While we believe our enterprise-wide financial and manufacturing information system will be Euro compliant, we have not tested this system. We have not determined the costs related to any problems that may arise in the future. Any such problems may materially adversely affect our business, operating results and financial condition.

                                    BUSINESS

THE COMPANY

    Invitrogen develops, manufactures and markets research tools in kit form and provides research services to corporate, academic and government entities. Our kits simplify and improve gene cloning, gene expression and gene analysis as well as other molecular biology activities that underlie functional genomics and gene-based drug discovery. Our kits allow researchers to perform experiments more accurately, efficiently and with greater reproducibility compared to conventional research methods. As a result, our kits have made molecular biology research techniques more accessible to pharmaceutical, biotechnology, agricultural, government and academic researchers with backgrounds in a wide range of scientific disciplines. In 1998 we developed a high-throughput gene cloning and expression technology. Invitrogenomics will seek to utilize this technology to generate additional license, service and product opportunities. Our leadership position in gene cloning and expression has led to significant historical revenue and net income growth. From 1995 to 1998, we experienced compound annual growth in revenues and net income of 28% and 49%, respectively.

    In 1997, based on independent market studies, researchers spent over $1.2 billion on molecular biology products and supplies such as chemicals, reagents, enzymes and kits. Gene cloning, expression and analysis kits represent a rapidly emerging segment of the overall molecular biology product and supply market. Based on independent market studies, we project sales of gene cloning and expression kits to grow approximately 21% in 1999, compared to approximately 15% growth in 1999 for the overall molecular biology product and supply market. We believe that the market for gene cloning, expression and analysis kits will continue to expand due to several factors, including:

- Increasing levels of government funding for genomics and molecular biology research

- The increasing availability of new genomics data from the Human Genome Project and other genome sequencing projects

- The proliferation of high-throughput molecular biology techniques

- Accelerated investment in commercial research activities

    We offer over 250 research kits that researchers use to conduct key molecular biology research activities. We design research kits to overcome limitations and complexities of traditional molecular biology techniques, by making these activities easier, faster and more accessible to an increasingly broad community of researchers. For example, as compared to standard cloning methods, our proprietary TOPO TA Cloning technology has reduced the time required for a key step in the gene cloning process from 12 hours to five minutes, has reduced total experiment completion time from a range of three to five days to one day and has increased the cloning success rate from 50-60% to over 90%. We estimate that researchers who used our TOPO TA Cloning Kits in 1997 saved over 2.5 million hours relative to standard cloning methods.

    We believe we have assembled one of the broadest portfolios of gene cloning and expression-related intellectual property in the industry. To date, we have obtained 80 licenses, providing us with access to over 200 patents covering gene cloning, expression and analysis materials and techniques. In addition, we own or control over 15 issued and pending patents. We believe that these licenses and patents have established us as a licensing partner of choice for corporate and academic researchers who wish to commercialize their gene cloning and expression-related discoveries. We believe this position derives from our ability to enhance the value of licensed technologies by combining them with our existing products and licensed technologies.

    Our Invitrogenomics high-throughput, gene cloning and expression technology was developed by scaling up our TOPO TA Cloning technology. With the Invitrogenomics high-throughput technology we rapidly clone and patent full-length expression-tested genes which we license and sell to academic, governmental and corporate customers. To date, we have assembled a collection of over 1,700 full-length cloned human genes that express their encoded proteins. In addition, we plan to use this technology to provide services on a contract basis to pharmaceutical, biotechnology and agricultural companies that wish to reduce the time and cost associated with identifying and validating new drug targets and developing novel therapeutics.

SCIENTIFIC OVERVIEW

    All living cells are largely comprised of proteins and contain long chains of deoxyribonucleic acid, better known as DNA. The entire DNA content of an organism is called its genome. Genomics is the term used for the study of the genome. A gene is a specific segment of DNA that is used as a template to produce a particular protein; in scientific terminology, a gene is said to express its encoded protein. It is estimated that genes make up only 3% of the human genome; the function of the remaining DNA is not well understood but is believed to regulate the amount and timing of the protein expression from the genes. Functional genomics is the study of the function of genes, including how expression of a particular gene is regulated and the function of the protein that the gene encodes.

    The DNA molecule is comprised of two linear sequences, or strands, of four nucleotide bases, commonly known as C, G, A and T. It is estimated that there are 3 billion nucleotide base pairs in the human genome. The individual DNA strands are held together by chemical bonds between the nucleotide bases on each strand. Only certain pairs of nucleotide bases can form these bonds: C always pairs with G, and A always pairs with T. Such paired strands are said to be complementary. When two DNA strands are complementary, they can bind together to form a double helix in a process called hybridization. DNA itself does not produce proteins. Instead, the double strand of the DNA helix unwinds and complementary nucleotide bases are attracted to the separated strands of DNA, forming messenger ribonucleic acid, or mRNA. The mRNA molecules typically move to a different area of the cell where they are used as templates for protein synthesis, or expression.

    Proteins and their interactions are responsible for all of the biochemical and physical properties of a cell, as well as the variations among different types of cells. Proteins take various forms including enzymes, hormones, antibodies and receptors. As noted above, genes code for proteins. By studying the proteins that genes express, researchers can study topics such as the way a particular gene and the protein it encodes impact an organism's susceptibility or resistance to disease. Virtually all drugs on the market today interact with about 500 specific protein targets. As the functions of additional proteins become better understood, hundreds or thousands more such targets may be identified, creating new opportunities for drug development by pharmaceutical companies.

    Molecular biology techniques are used to study how a cell uses its genetic information to direct the production of its proteins and regulate its biological activities. Researchers use molecular biology techniques to identify the functions and interactions of proteins and to develop new drugs, diagnostic techniques, therapies for disease and useful variations of species, including crops and livestock. As a result, molecular biology has emerged as a key scientific discipline and is used by a wide variety of researchers at pharmaceutical, biotechnology and agricultural companies, as well as at government and academic research institutions.

    Five frequently used molecular biology techniques are DNA sequencing, gene identification, gene cloning, gene expression and gene analysis. DNA sequencing is used to determine the linear order of nucleotide bases in a DNA fragment. The other techniques listed above are used to analyze the data obtained by DNA sequencing and to determine the role and function of proteins encoded and regulated by the sequence data. Each of the five techniques generates data and results that are used by the subsequent technique in the above list. Ultimately, gene analysis provides information about additional genetic material that should be sequenced. The five techniques and their applications are illustrated and described below:

                                [CHART]

[Diagram illustrates in a clockwise circle a sequence of steps performed for molecular biological research, including DNA sequencing, gene identification, gene cloning, gene expression and gene analysis. A box illustrating the "sequence" step contains a graphic depiction of a cell and chromosomes. Text in it reads "The total genetic information carried by an organism is called its genome, which is a linear sequence of nucleotide bases. An illustration of arrows in a circle is labelled "Discovery Cycle." A box illustrating the "Identify" step contains a graphic depiction of a chromosome and a DNA sequence. Text in it reads "A gene is a specific functional unit of nucleotide bases that code for a particular protein." A box illustrating the "clone" step contains a graphic depiction of an expression vector including a cloned gene. Text in it reads "Genes are cloned into vectors so they can be replicated in cells and used in other studies, such as gene expression." A box illustrating the "express" step contains a graphic depiction of DNA and protein. Text in it reads "cloned genes are used to express proteins in a variety of host organisms." A box illustrating the "analyze" step contains a graphic depiction of a sequencing gel and a family tree. Text in it reads "Expressed proteins are studied to determine their function. This analysis provides information about other genes that need to be cloned and expressed to understand cellular functions."

- DNA SEQUENCING. DNA sequencing is the technique used by researchers to determine the linear order of nucleotide bases (I.E. the order of C's, G's, A's and T's) in a DNA fragment. Sequencing is performed because it provides researchers with the core information they need to identify, clone, express and analyze specific genes and their encoded proteins. The first step in sequencing involves isolating DNA from a sample (such as cells, tissue, blood, hair or the leaf of a plant). Next, the isolated DNA is used in four different reactions that occur in buffers containing salts, a mixture of the four nucleotide bases, a nucleotide primer and an enzyme. Each of the four reactions also contains one of the four nucleotide bases that has been specifically modified for use in sequencing.

  The nucleotide primer is a short, single strand of DNA with a known sequence that is complementary to the strand to be sequenced. After the isolated DNA is placed in the buffer, it is heated to separate the DNA strands, then cooled rapidly. Rapid cooling forces the DNA to hybridize, or bind, to the primer rather than to its opposite DNA strand. The enzyme in the buffer then elongates the complementary strand, one base at a time, starting from the primer. When the modified sequencing nucleotide in the buffer incorporates into the growing strand, the elongation process stops. Running the four different reactions side by side on a sequencing gel then creates a visual layout that the researcher uses to determine the actual nucleotide sequence of the DNA.

  High-throughput automated DNA sequencing is a recent innovation that has made it possible to sequence all of the DNA in a genome. The United States government is funding the sequencing of the human genome to provide researchers with the building blocks to be used for further medical and pharmaceutical research. Similarly, governments and major corporations have begun agricultural genome projects to study and improve crops like rice, corn, soybeans and tomatoes. Genomes of organisms like fruit flies, mice, flatworms and yeast are also being sequenced for the indirect understanding that comparisons among organisms provides.

- GENE IDENTIFICATION. Gene identification is the process of determining the specific nucleotide sequence of the protein-encoding region of a gene. It is required because, while DNA sequencing provides researchers with the entire linear nucleotide sequence of a DNA molecule, it does not provide any information about which portions of a sequence are genes or which part of these genes code for proteins. Because many researchers are interested in determining how proteins exert their influence, gene identification techniques are used to determine the coding sequences that lie within the genomic sequence.

  One method for gene identification involves mRNA isolation and complementary DNA ("cDNA") synthesis. Genes use mRNA as an intermediary that is translated into protein. Thus, an mRNA molecule indicates a DNA sequence that codes for a protein. But mRNA degrades very quickly and cannot be replicated for further studies. Because of this, researchers have developed a method to synthesize cDNA from isolated mRNA. cDNA can then be used in various experiments like gene identification, gene cloning and gene expression.

  Another method used to perform gene identification, called bioinformatics, utilizes computer programs that attempt to predict which DNA sequences are genes that code for proteins. Entire genomic sequences are entered into databases and sophisticated algorithms search for specific DNA sequences that are usually found at the beginning and end of a gene. When these are found, there is a high probability that a gene has been identified.

- GENE CLONING. Gene cloning is a process used to move a selected gene or other piece of DNA into a cloning vector for use in other techniques. A cloning vector is a circular DNA molecule used to capture foreign DNA and carry it into other organisms, usually bacteria, where it can replicate. Cloning gives scientists the ability to produce sufficient quantities of a specific DNA fragment for use in further studies, like gene expression and gene analysis. Using cloned DNA can simplify research because the host organisms and conditions in which a clone can replicate are far simpler to work with than those in which the cloned DNA normally resides. The ability to perform gene expression and analysis studies under these controlled, simplified conditions, increases the ability of researchers to determine how genes and their encoded proteins function.

  There are several methods used for cloning. Researchers choose among methods depending upon how the piece of DNA to be cloned was generated and what information is known about it. When a researcher does not know the sequence of the DNA to be cloned, two frequently used methods are genomic library and cDNA library construction. In genomic library construction, the entire DNA of a cell is isolated and broken into smaller pieces using a technique called shearing. These pieces are then cloned into vectors and either sequenced or screened to find DNA fragments that have some property that the researcher wishes to study. cDNA library construction is similar; however, the researcher first isolates mRNA from the cells, then reverse transcribes it into cDNA prior to cloning. Genomic libraries contain all of the DNA in a genome, whereas cDNA libraries only contain genes that encode proteins. Various screening methods enable researchers to identify specific genes from among the many in the library.

  When researchers have some information about the sequence of a DNA fragment they wish to clone, they can use a type of protein called a restriction enzyme. Restriction enzymes recognize specific DNA sequences, called restriction sites, and cut the DNA strands in a manner that leaves nucleotide overhangs, or "sticky ends." When some of the sequence of the DNA fragment to be cloned is known, researchers can choose a restriction enzyme that cuts isolated DNA at known restriction sites, then use the generated sticky ends to hybridize the specific, cleaved DNA fragment into a cloning vector.

  Blunt-ended cloning is a technique that is used when the DNA fragment to be cloned does not contain sticky overhangs, which is termed as being blunt. Some restriction enzymes leave blunt ends when they cut. Cloning blunt-ended DNA fragments is a very inefficient process because there are no exposed nucleotide bases with which to form base pairs. Blunt ends, however, have a slight affinity for one another, which makes it possible for researchers to clone these fragments into blunt-ended cloning vectors.

  PCR cloning is another method that can be used to clone a DNA fragment when some information about its sequence is known. PCR, or polymerase chain reaction, is one of the most popular techniques used in molecular biology because it quickly generates large amounts of specific DNA fragments. Researchers use restriction enzymes, blunt-ended cloning, TA Cloning or other methods to clone these PCR-produced fragments.

- GENE EXPRESSION. Gene expression is a collection of techniques that are used to produce proteins from genes that have been cloned into expression vectors and introduced into various host organisms. Most expression studies involve expressing the cloned gene in a variety of hosts, including bacteria, fungi, insects and mammalian cells, under various growth conditions. The protein that a DNA sequence expresses can vary slightly depending upon the host in which it is expressed and the growth conditions used. By compiling the results of multiple experiments, researchers develop an understanding of how a gene and its encoded protein function and are regulated in the context of an entire organism.

  Generally, gene expression experiments fall into two categories: those in which the goal is to produce a large amount of protein that will be purified for use in other studies and those in which the goal is to monitor the host for physiological changes caused by expression of the foreign protein. Specific hosts and expression vector elements provide functions for these different experiment types. Complete expression systems can facilitate each type of experiment.

  Gene expression relies on expression vectors, which, like cloning vectors, are circular DNA molecules. Expression vectors contain various elements of DNA that, at a minimum, enable the vector to replicate in the host and cause the cloned gene to express its encoded protein. Usually, expression vectors also contain antibiotic resistance genes to facilitate selection. Each particular host organism requires expression vectors with specific elements that function in that host, as well as methods for introducing the vector into the host, and detecting and purifying the expressed protein. Other gene expression techniques involve specifically mutating DNA sequences that code for protein, using only portions of a DNA sequence, or creating gene fusions that use more than one DNA sequence.

  Gene expression analysis is used to identify which genes cause a difference between two cell types, for example the differences in genes being expressed in a healthy cell as opposed to those in a diseased cell. One relatively new technique involves placing thousands of partial gene sequences, or tags, onto different glass slides, or chips. mRNA isolated from different cell types is then applied to identical chips. Comparison of the chips reveals that many tags, sometimes hundreds, bind mRNA on one chip but not the other. These indicate genes that were being expressed in one cell type but not the other. The sequences of these tags are then used to identify, clone, express and analyze full-length genes to determine which are responsible for the observed differences in the cell types. Thus, the availability of chip technology both expands the need for gene identification, cloning, expression and analysis tools and ultimately provides targets that can be used for drug discovery.

- GENE ANALYSIS. Gene analysis techniques are used to determine the function or role of an encoded protein, or if a given protein interacts with other proteins or nucleic acids. Because most cellular processes are mediated through pathways that involve many proteins and nucleic acids, determining which proteins or nucleic acid molecules can interact with a given protein is one of the keys to understanding its function in the context of the entire cell.

  Molecular interaction studies are one method that can be used to determine protein function. A given protein is expressed from an expression vector that can indicate whether the expressed protein binds to other proteins that are expressed from a second vector. Both expression vectors contain specific elements that enable detection of interactions. Researchers can express one gene or an entire library of genes from the second vector. When an interaction is indicated, researchers then isolate the gene in the second vector and begin to study the two genes and their proteins to determine exactly how they bind to one another, if other proteins are involved in the binding and the events that precede and follow this molecular interaction. With an estimated 100,000 genes in a human cell, each capable of producing several different mRNA molecules and proteins due to differential splicing, there are billions of potential protein and nucleic acid interactions. For this reason, gene analysis studies to date have been more of a starting than an ending point in understanding a protein's function. The information provided by these studies indicates which additional genes must be identified, cloned, expressed and analyzed before the function of the entire pathway is understood.

MARKET OVERVIEW

    Based on independent market studies, in 1997 over $1.2 billion was spent on molecular biology products and supplies such as chemicals, reagents, enzymes and kits. The market for these products and for related services consists of the academic market, comprised of universities and government institutions, and the commercial market, comprised of pharmaceutical, biotechnology and agricultural companies. It is estimated that there are over 300,000 scientists worldwide engaged in molecular biology research. A substantial number of scientists perform their research using the conventional methods they were taught during their training, assembling their own reagents and developing their own protocols. Because not all scientists replace their familiar methods rapidly, even with improved methods, a large number of scientists using molecular biology techniques are not currently using kits.

    Gene cloning, expression and analysis kits represent a rapidly emerging segment of the overall molecular biology product and supply market. Based on independent market studies, Invitrogen projects that sales of gene cloning and expression kits will grow approximately 21% in 1999, compared to approximately 15% for the overall molecular biology product and supply market. Several factors are driving market growth and the need for gene cloning, expression and analysis kits and services:

- INCREASING GOVERNMENT FUNDING. The National Institutes of Health is the largest purchaser of research products and services in the world. In October 1998, the U.S. Congress approved a 15% increase in NIH funding, raising its 1999 budget to $15.7 billion. The U.S. Congress has stated its intention to double the NIH budget in the next five to ten years. Other governments are similarly increasing funding for biomedical research. In the past, funding increases of this nature have resulted in a corresponding increase in the purchase of molecular biology research products and services.

- HIGH-THROUGHPUT SEQUENCING AND GENOME SEQUENCING PROJECTS. High-throughput automated DNA sequencing is a recent innovation that has made it both technically possible and economically feasible to sequence all of the DNA in a genome. The U.S. government launched the Human Genome Project in 1990 to determine the DNA sequence of the estimated 3 billion nucleotide base pairs contained in the human genome and to identify its estimated 100,000 genes. To date, $1.9 billion has been spent and approximately 4% of the genome has been fully sequenced. In order to complete the project as scheduled in 2005, the number of nucleotide base pairs sequenced and genes identified needs to grow at a rate of 59% per year. Similarly, governments and major corporations worldwide have begun agricultural genome sequencing projects to study and improve crops like rice, corn, soybeans and tomatoes. Invitrogen believes that the market for gene cloning, gene expression and gene analysis technologies will continue to expand as researchers attempt to determine the function of the many genes for which sequence data is becoming available.

- PROLIFERATION OF HIGH-THROUGHPUT MOLECULAR BIOLOGY TECHNIQUES. The advent of high-throughput technologies for DNA sequencing and gene expression analysis has exponentially increased the number of genes that need to be analyzed. In addition, these technologies have enabled research to be performed on a much larger scale. For example, while researchers used to study genes one or two at a time, the emergence of chip technologies provides information on tens or hundreds of genes that might need to be cloned and studied to accurately determine the cause of a genetically-based disease. For increasing numbers of research organizations, especially those that wish to use personnel with limited training in molecular biology techniques, the availability of easy-to-use molecular biology methods, or kits, enables research to be performed more efficiently, conveniently and cost-effectively than conventional techniques. We believe that the increased numbers of researchers using molecular biology techniques and the increased number of experiments being performed will accelerate the tendency of researchers to convert from conventional techniques to easy-to-use kits.

- ACCELERATED INVESTMENT IN COMMERCIAL RESEARCH. As more genes of the human and other genomes are sequenced, we believe that the focus of research will shift toward discovering the specific functions of each gene, especially of those implicated in disease states. Companies wishing to develop economically viable therapeutic and diagnostic products based on such discoveries hope to rapidly establish and protect intellectual property rights by obtaining patents or licenses covering these full-length genes and their encoded proteins. These companies are competing with one another to be the first to identify, clone and express the finite number of genes thought to be of commercial importance. The desire to secure proprietary positions increasingly leads companies to seek a competitive advantage by adopting methods that can accelerate their research, including outsourcing of research tasks to companies with demonstrated expertise.

INVITROGEN TECHNOLOGY AND CAPABILITIES

    We believe that many conventional molecular biology research methods described above are time consuming, require the use of hard-to-obtain or hazardous materials or require considerable scientific training and experience to generate accurate, reproducible results. We have developed a diverse line of kits and services that address these limitations and make molecular biology research techniques faster, easier and more cost-effective. In addition, our offerings make these techniques available to a broader range of researchers with varying skill levels. For example, the conventional PCR cloning method requires researchers to perform several steps between the PCR and ligation reactions to prepare the PCR products for cloning. Our TOPO TA Cloning Kit enables researchers to clone the PCR products directly, bypassing all intermediate steps, which both saves time and improves the cloning efficiency. Whereas the conventional method requires three to five days and generates a 50-60% cloning efficiency, the TOPO TA Cloning Kit requires only one day and increases the cloning efficiency to over 90%. Invitrogen's FastTrack Kit is another example of a product that provides researchers with significant advantages over conventional research methods. Whereas mRNA isolation methods typically took two days to complete and required the use of hazardous reagents, our method is completed in only three hours and does not involve the use of any hazardous materials. Our broad portfolio of gene expression vectors and systems also provide scientific as well as ease-of-use advantages to researchers. Specifically, we offer complete protocols with all of our expression vectors, which enables researchers to perform their experiments more easily. In addition, we offer a broad line of expression systems, a number of which can only be obtained from Invitrogen.

    We have developed significant expertise in identifying molecular biology techniques that could be simplified and improved by their development as research kits. We have a consistent track record of identifying new technologies, licensing or applying for the necessary patents and rapidly introducing new or enhanced products based on those technologies to the market. We have an established business development group of four professionals, each with significant molecular biology research expertise. In addition, our sales and technical service representatives are experienced molecular biologists who work with our customers to identify emerging molecular biology techniques or potential new product and service opportunities. Specifically, our business development, sales and technical service groups have identified and obtained rights to over 200 patents to date. Since the beginning of 1997, our new product development teams have introduced over 50 new or enhanced research kits to the market.

BUSINESS STRATEGY

    Invitrogen's business strategy is to develop and market a comprehensive portfolio of products and services based on its expertise in gene cloning and gene expression technologies. Our business strategy includes the following key elements:

- MAINTAIN AND ENHANCE LEADERSHIP POSITION IN GENE CLONING AND GENE
  EXPRESSION. Based on our market shares, we believe we are a worldwide leader in gene cloning and gene expression technologies. We believe that the competitive advantages offered by our innovative products and technologies for gene cloning and expression and the comprehensive nature of our product line will allow us to continue to increase our market share. We seek to enhance our position by investing significant resources in research and development and in-licensing efforts to continually introduce novel products and expand our product line. In addition, we are actively expanding our direct worldwide sales force to increase market penetration of our products.

- DEVELOP NEW PRODUCTS AND MARKETS BASED UPON CORE EXPERTISE. We will continue to develop and launch novel product lines related to gene cloning and expression, such as gene transfer and gene analysis technologies. For example, we have utilized our capabilities in cloning and expression to launch our GeneStorm product line, which facilitates functional genomics studies. By continuing to introduce new, complementary products we believe we can enhance our position in our current core markets while targeting additional high-growth market segments.

- CAPTURE ADDITIONAL VALUE THROUGH SERVICES AND OUT-LICENSING. We believe our technologies in gene cloning and expression provide significant opportunities to develop high margin services and out-licensing arrangements. Through Invitrogenomics, we will continue to use our high-throughput gene expression technology to develop a proprietary library of full-length genes, which can be licensed and sold to corporate partners for drug discovery and other commercial development activities. In addition, we plan to utilize our high-throughput capabilities to rapidly clone and expression-test thousands of genes for corporate customers in drug development and agriculture.

Invitrogen seeks to carry out its business strategies by identifying and in-licensing, or by developing on its own, promising technologies that can be rapidly commercialized as products or services. We also intend to out-license our technologies to customers wishing to use them in other fields of use, as well as combine our own research and development expertise with the technologies of corporate partners to participate in processes such as drug discovery. In addition, we will consider acquisitions of complementary companies or technologies.

INVITROGEN PRODUCTS AND SERVICES

    We currently offer over 250 gene identification, gene cloning, gene expression and gene analysis products and services. The following table describes our top ten products, as well as the leading product lines in our key areas of focus:

                                GENE IDENTIFICATION PRODUCTS
 FastTrack 2.0 Kit          This kit simplifies isolation of pure, full-length mRNA directly from cells or tissue in three hours, as opposed to the two days required for conventional methods.
 Micro-FastTrack Kit        This kit is a modified version of the FastTrack Kit, optimized for improved results when isolating mRNA from small sample sizes.
 Discovery Line             Northern Territory mRNA and total RNA blots, Gene Pool cDNA and
                            Discovery Line mRNA, total RNA and premade cDNA libraries have been created from a variety of hard-to-obtain human normal, fetal and tumor tissue sources and are sold ready-to-use,
                            enabling researchers not trained in these gene identification techniques to begin their studies with high quality materials.
                                   GENE CLONING PRODUCTS
 TA Cloning Kit             This kit enables fast, efficient cloning of PCR products
                            generated using TAQ polymerase, which is used by the majority of researchers, by eliminating intermediate steps required by conventional PCR cloning methods, like special PCR primers, modifying enzymes, DNA purification and restriction digestion.
 TOPO TA Cloning Kit        This improved version of the TA Cloning Kit utilizes
                            topoisomerase in the ligation reaction, reducing the time
                            required for this step from 12 hours to only 5 minutes.
 TOPO TA Cloning Kit--      The cloning vector in this version of the TOPO TA Cloning Kit
 Dual Promoter              contains promoters in opposite orientations, enabling
                            researchers to generate both sense and anti-sense transcripts of their cloned PCR product.
 Zero Blunt PCR Cloning     This kit enables researchers to efficiently clone blunt-ended
 Kit                        PCR products by employing a lethal gene that prevents bacterial growth unless the cloning reaction was successful.
                                  GENE EXPRESSION PRODUCTS
 Expression Vectors         These kits comprise the world's largest collection of expression vectors for bacterial, yeast, insect and mammalian cells.
                            Choices in each host type include various promoters, selectable markers, epitope tags and targeting sequences.
 MaxBac Baculovirus         This complete kit provides researchers with all required
 Expression System          components to perform gene expression in insect cells (including vectors, cell lines, viral stocks, growth media, transfection reagents and protocols).
 Ecdysone-Inducible         This system provides tightly controlled, inducible expression in
 Mammalian Expression       mammalian cells, allowing researchers to study the effects of a
 System                     particular protein by turning on and off its expression as desired.

                                   GENE ANALYSIS PRODUCTS
 GeneStorm Expression-      Researchers can purchase the gene they wish to study, cloned
 Ready Clones               into a quality vector and tested to verify that it expresses protein.
 Hybrid Hunter Systems      These systems are complete kits for the IN VIVO detection of protein-protein and protein-RNA interactions and have been designed to help reduce false positives.
                                      SUPPORT PRODUCTS
 One Shot INVALPHAF',       These three different bacterial strains are sold ready-to-use
 TOP10F' and TOP10          for cloning and expression experiments to transfer vectors into
 Competent E. COLI          bacteria. They are packaged in convenient, single-use aliquots to prevent loss of efficiency caused by freeze-thaw cycles.
 Zeocin Antibiotic          This antibiotic quickly and completely kills mammalian, yeast and bacterial cell lines, enabling researchers to eliminate all cells that do not contain vectors with the SH BLE antibiotic resistance gene.
                                     RESEARCH SERVICES
 Invitrogenomics            Invitrogenomics services include a variety of functional
                            genomics and molecular biological services, such as
                            high-throughput gene cloning and gene expression.

  GENE IDENTIFICATION PRODUCTS

    FASTTRACK 2.0 AND MICRO-FASTTRACK KITS. These kits provide researchers with all of the reagents needed to quickly isolate mRNA directly from cells, tissue or total RNA samples. The two products differ from one another in that the protocol and materials configuration of the Micro-FastTrack Kit have been optimized for isolation from small sample sizes. These kits contain all required buffers, oligo(dT) cellulose resin and spin columns.

    For each product, the researcher begins by placing the sample in Lysis Buffer to break open the cells. The inside material, or cell lysate, is applied to an oligo(dT) cellulose resin, which binds the mRNA. This resin is transferred to a spin column, then Wash Buffer is added and spun through the resin with a microcentrifuge to remove materials other than the mRNA. An Elution Buffer is then spun through the resin to remove the mRNA and complete the procedure.

    These products were the first to enable researchers to isolate mRNA directly from cells and tissue, eliminating the need to first isolate total RNA, which has reduced the time required from two days to three hours. The kits have also eliminated the use of hazardous chemicals like guanidinium isothiocyanate and the need for expensive equipment like ultracentrifuges.

    THE DISCOVERY LINE. One of the first steps for researchers performing gene identification studies is to isolate mRNA from a chosen sample. However, if the sample is of poor quality or the mRNA isolation done improperly, downstream experiments that rely on undegraded mRNA will not provide accurate results. Invitrogen has recognized the absolute necessity for using quality materials and responded by providing researchers with Discovery Line mRNA and total RNA, Northern Territory mRNA and total RNA blots, Gene Pool cDNA and Discovery Line pre-made cDNA libraries. Isolations of mRNA and total RNA are performed from hard-to-obtain human normal, fetal and tumor tissue samples. The mRNA and total RNA is then sold ready-to-use or used to create ready-to-use Northern blots, cDNA for PCR and cDNA libraries. This enables researchers to use high quality materials and to study the similarities and differences between normal, fetal and cancerous tissues.

These products save researchers time and effort because the upstream experiments required to prepare these materials as well as the failures caused by working with inferior materials are eliminated.

  GENE CLONING PRODUCTS

    TA CLONING KIT. This kit enables researchers to clone Taq polymerase-generated PCR products quickly and efficiently. The kit contains prepared cloning vector, competent cells for transferring the vector into after the cloning reaction and all required buffers and enzyme for cloning.

    To clone with the TA Cloning Kit, researchers perform a normal PCR reaction, add a portion of it to a tube that contains TA Cloning vector and T4 DNA ligase in a ligation buffer, then incubate this ligation reaction for 10-12 hours, or overnight. This reaction is then added to a tube of competent bacteria, which are then plated onto an agar plate. The plates are incubated for a day to allow colonies to form. Colonies are then picked based on a color selection method--positive colonies, or those that have incorporated PCR product, are white, while negatives are blue. DNA is then isolated from positive colonies to verify that the cloning was successful and to determine the orientation of the PCR product that inserted into the vector.

    The TA Cloning Kit is faster and more efficient than conventional PCR cloning techniques because it takes advantage of the single base A overhangs that are added automatically to PCR products by TAQ polymerase, the polymerase most frequently used for PCR, rather than relying on additional steps to remove these overhangs or add sticky overhangs. Among these steps are the addition of extra bases to the PCR primers to add restriction sites, which makes these primers more expensive and less specific than normal primers, purification of the PCR products after they are generated, restriction digestion of the PCR products and inactivation of the restriction enzyme. Moreover, the restriction method requires that the entire sequence of PCR products be known prior to cloning. The TA Cloning Kit offers a better cloning efficiency than the restriction method, as well as providing blue/white color to indicate positive clones. Quality Control specifications for the TA Cloning Kit require that each manufactured lot achieve a minimum cloning efficiency of 90%, whereas the restriction method typically yields only 50-60%.

    Invitrogen is a co-owner of a granted patent to the TA Cloning method with Molecular Biology Resources, Inc. and has exclusive rights to its use for commercial purposes.

    TOPO TA CLONING AND TOPO TA CLONING--DUAL PROMOTER KITS. These two kits are improved versions of the TA Cloning Kit. They both contain prepared cloning vector, competent cells for transferring the vector into after the cloning reaction and all required buffers for cloning.

    Both of these kits use and take advantage of the TA Cloning method described above, but also utilize a technology called TOPO Cloning. This method uses an enzyme called topoisomerase to mediate the ligation of PCR products into the cloning vector, rather than T4 DNA ligase. This reduces the ligation step to only five minutes, as opposed to a 12 hour or overnight ligation. TOPO Cloning, therefore, saves researchers a full day as they are able perform their ligation reaction and transform it into bacteria on the same day. The TOPO Cloning--Dual Promoter Kit has a vector that contains transcriptional promoters in both orientations, which enables researchers to make both sense and anti-sense RNA transcripts from the same cloned insert. In other vectors, to achieve this the insert would need to be cloned twice, once in each direction, a less efficient and lower yield process.

    Invitrogen is the exclusive worldwide licensee to all rights in all fields to a patent granted to Sloan-Kettering Institute for Cancer Research for the TOPO Cloning method.

    ZERO BLUNT PCR CLONING KIT. When DNA fragments do not contain sticky overhangs, which is termed as being blunt, they do not have exposed nucleotide bases with which to form base pairs with a cloning vector. This makes blunt-ended cloning a very inefficient process. Invitrogen has solved this problem through the use of the lethal ccdB gene, or control of cell death, which prevents colonies from growing unless they have successfully incorporated a DNA fragment. Incorporation occurs in the middle of the lethal gene, so these clones can grow because they have disrupted expression of the lethal gene. While the actual cloning efficiency remains low, because the negative colonies cannot grow, the effective efficiency is very high. The Zero Blunt PCR Cloning Kit enables researchers to clone blunt-ended PCR products, which are generated by thermostable polymerases like Pfu. It contains a prepared cloning vector, competent cells for transferring the vector into after the cloning reaction and all required buffers.

    Using the Zero Blunt PCR Cloning Kit is much like using the TOPO TA Cloning Kits. Researchers perform PCR as normal, add the PCR products to the prepared cloning vector, wait five minutes, transform the competent bacteria, then plate out the bacteria and wait overnight for colony growth. Because of the lethal gene, nearly all colonies that grow contain an insert. DNA is then isolated from the colonies to verify that the cloning was successful. The advantage of the Zero Blunt PCR Cloning Kit is that it improves the effective cloning efficiency of blunt-ended cloning and prevents researchers from having to use other, more difficult techniques.

  GENE EXPRESSION PRODUCTS

    EXPRESSION VECTORS. We provide researchers with an extensive collection of gene expression vectors and complete expression systems, enabling researchers to express genes in a variety of host organisms, as well as IN VITRO. Because of their differing posttranslational modification characteristics, different hosts produce a slightly different variant of the same protein. By combining results obtained from experiments performed in different hosts, researchers can slowly piece together how a gene's expression is regulated and what functions its protein performs in the context of the entire organism. The kit contains an expression vector, another expression vector with a cloned reporter gene that serves as a positive control, a vial of bacteria, complete protocols and the entire vector sequence.

    Depending on their purpose, expression vectors can contain many different elements, each of which provides a specific function. Various combinations of the individual elements are used to create vectors with unique functions. We offer a broad line of expression vectors, providing researchers with the ability to perform various types of experiments in different hosts to reach a conclusion. In addition, several of our vectors contain elements that are available exclusively from Invitrogen.

    MAXBAC BACULOVIRUS EXPRESSION SYSTEM. This kit is a complete system that provides researchers with all of the reagents needed to express protein in insect cells using recombinant baculovirus. This includes expression vectors, insect cell lines, baculovirus stocks, growth media, transfection reagents and complete protocols.

    Insect cells are chosen as a host organism because they produce high-levels of protein and are simple and inexpensive to grow. Also, the posttranslational modifications performed by insect cells are well understood and are similar to those of mammalian cells. This enables researchers to study proteins using a system that is similar to, but simpler and cheaper to use, than mammalian cells.

    ECDYSONE-INDUCIBLE MAMMALIAN EXPRESSION SYSTEM. This system provides tightly controlled, inducible expression in mammalian cells, allowing researchers to study the effects of a particular protein by turning on and off its expression whenever desired. The kits contain an expression vector, a control vector, sequencing primers, a supply of Zeocin antibiotic, an inducing agent and a complete protocol. The system utilizes a promoter that has an extremely low basal level of expression until an inducing agent is added to the media. Protein expression then increases over 200-fold.

    The advantage of inducible expression is that it enables researchers to study the effects of the expression of a particular protein. Most promoters used in expression vectors cause protein to be expressed constitutively, or all the time. Inducible promoters allow researchers to study the physiological effects caused by the recombinant protein by turning expression on and off and observing how the cells respond.

  GENE ANALYSIS PRODUCTS

    GENESTORM EXPRESSION-READY CLONES. We have created a large collection of cloned yeast and human genes with our high-throughput gene cloning and expression technology. The entire yeast genome, over 6,000 genes, has been cloned into both yeast and mammalian expression vectors. These vectors are then tested for protein expression. We are currently cloning human gene families that are likely to be of importance in various disease states, like kinase genes involved in cell signaling pathways. To date we have assembled a collection of over 1,700 full-length cloned human genes that express their encoded proteins.

    GeneStorm Clones enable researchers to purchase the exact gene they wish to study and go directly to expression studies, bypassing the laborious procedures required to clone and test the gene for expression. The genes are cloned into the same high quality, multi-functional expression vectors we sell to our customers and use in Invitrogenomics research.

    HYBRID HUNTER SYSTEMS. Molecular interaction is a technique used to determine if various molecules are able to bind to, or interact with one another. Because most cellular processes are mediated through pathways of many proteins, determining if a given protein interacts with other proteins or nucleic acid molecules is one of the keys to understanding its function. We offer products for determining both protein-protein and protein-RNA interactions. These studies are performed in yeast because its cells are similar to, but far simpler than, mammalian cells. The kit contains "bait" and "prey" expression vectors, yeast strains, positive and negative control vectors, sequencing primers, a supply of Zeocin antibiotic and complete protocols.

    Molecular interaction systems work by using reporter genes that are expressed only if an interaction occurs. The gene for the protein being studied is cloned into a "bait" vector that also contains the reporter gene. A second gene, or an entire library of genes, is cloned into a second vector, called a "prey" vector. The prey vector contains a transcriptional activator. If the proteins expressed from the bait and prey vectors interact with one another, the transcriptional activator is brought into close proximity of the reporter gene. This causes the reporter gene to express its protein. Cells that express the reporter gene indicate that they contain a prey vector that is interacting with the bait. The gene in the prey vector is then isolated and used for further expression and molecular interaction studies.

    With an estimated 100,000 genes in a human cell, each capable of producing several different mRNA molecules and proteins due to differential splicing, there are billions of potential nucleic acid and protein interactions. Designing methods that are sensitive enough to detect actual interactions, yet that do not signal false interactions, has challenged suppliers of gene analysis systems. Because the study of each interaction is extremely time consuming, researchers need assays which are highly sensitive yet extremely accurate, or they will waste their time, money and efforts trying to study interactions that do not actually exist. Invitrogen's Hybrid Hunter Systems have been designed using technologies that help prevent the occurrence of false interactions.

  SUPPORT PRODUCTS

    ONE SHOT INVALPHAF', TOP10F' AND TOP10 COMPETENT E. COLI. Nearly all molecular biology techniques, including gene cloning and gene expression, require that researchers be able to propagate vector in E. COLI bacteria. Invitrogen sells many different bacterial strains, each with different characteristics used by researchers depending on the experiment to be performed. Invitrogen's best selling bacteria are competent, meaning that they have been processed in a manner that makes them able to bring vector in from outside their cell wall.

    Placing a vector into bacteria is termed transformation. The most common method to do this is to make cells chemically competent by growing them in a series of buffers. After this procedure, competent cells can be frozen and stored for later use. Competent cells can take up vector from outside their cell wall. All that researchers need to do to transform competent bacteria is to thaw them and combine the vector and the competent bacteria in a test tube. Vectors usually contain an antibiotic resistance gene, so an antibiotic is then used to kill the cells that did not take up vector.

    Invitrogen's One Shot Competent E. COLI are sold ready-to-use and are packaged in convenient, single-use aliquots. Researchers thaw the bacteria and add vector directly to the tube, using the tube's entire contents. This prevents the researcher from having to aliquot competent cells into tubes and refreezing the unused cells. Aliquoting and freeze-thaw cycling greatly reduce the competency of bacteria, so this convenient packaging not only saves time, it ensures better results. Because of this, One Shot Competent E. COLI are included in all of our PCR Cloning Kits. The popularity of One Shot products stems in great part from researchers first using One Shot cells in our PCR Cloning Kits, then buying the One Shot products separately for all of their transformation procedures.

    ZEOCIN ANTIBIOTIC. This antibiotic quickly and completely kills mammalian, yeast and bacterial cell lines. Researchers buy it to use for selection of the many different expression vectors we sell that contain the Sh ble antibiotic resistance gene. Invitrogen also sells cassette vectors that enable researchers to easily move the Sh ble gene into other vectors.

    After transformation or transfection, which is transformation of non-bacterial cells, researchers add Zeocin to the media to kill cells that have not taken up vector with a Sh ble gene. The cells that grow are homogeneous in that they all contain vector. Having a homogeneous population is important when performing expression experiments because cells without vector will have different characteristics than those that do, causing inaccurate results.

    The Zeocin antibiotic offers researchers advantages over other antibiotics. Its selection is relatively fast, enabling the researcher to begin expression studies with a homogeneous, or stable, cell line sooner. Because the antibiotic and the gene of interest may be causing physiological effects during selection, it is advantageous for it to occur as quickly as possible. Secondly, Zeocin and the Sh ble gene function in bacteria as well as yeast and mammalian cells. Most antibiotics function in only one host type. This forces the construction of vectors that contain one resistance gene for bacteria and another for the other host, which increases the size of the vector. Increased vector size makes nearly everything that is done with vectors (including propagation, cloning, transformation and transfection) less efficient. Finally, Zeocin uses a different mode of action than other commonly used antibiotics, like G418 and hygromycin B. This enables researchers to select more than one vector at the same time.

  INVITROGENOMICS

    We have developed a high-throughput gene cloning and expression technology by scaling up our proprietary TOPO TA Cloning technology. We believe this technology can provide significant opportunities to develop new licenses, services and products, which we will market under the name Invitrogenomics. We plan to utilize our Invitrogenomics high-throughput capabilities to rapidly clone and expression-test thousands of genes for corporate customers in drug development and agriculture. To date, we have assembled a collection of over 1,700 full-length cloned human genes that express their encoded proteins. We will continue to develop a proprietary library of full-length genes, which can be sold and licensed to corporate partners for drug discovery and other commercial development activities.

    We intend to focus the Invitrogenomics activities and technology on two important business opportunities. First, as genome sequencing efforts accelerate, pharmaceutical, biotechnology and agricultural firms will wish to analyze the large amounts of data to isolate gene targets of relevance as quickly as possible. To do so, these companies will need to conduct cloning and expression-testing on a large scale. Invitrogenomics will use its high-throughput technology and personnel to provide gene cloning and expression services for corporate partners on a contract basis. Second, as Invitrogen builds upon our library of patented cloned full-length genes and expression vectors for use in drug and agricultural biotechnology discovery efforts, we expect licensing and research kit revenue opportunities to increase.

    Our Invitrogenomics effort is currently staffed with 24 personnel, primarily in research and development, manufacturing and marketing. Business development activities are conducted primarily by the senior management of Invitrogen.

TECHNOLOGY AND PRODUCT DEVELOPMENT

    We are focusing our technology and product development on expanding our existing product lines and developing innovative new products in areas where we have expertise and have identified substantial unmet market needs. Invitrogen seeks to introduce products that can be manufactured and marketed profitably by continuing to develop products that are not regulated by government agencies such as the Food and Drug Administration. In addition to our internal technology and product development programs, we aggressively in-license and acquire technology and intellectual property. Research institutions seeking to license their technologies are attracted to our ability to package innovations as convenient and cost-effective research kits and to rapidly introduce those kits to the market. Our employees also actively stay abreast of industry developments to identify and acquire innovative technologies from researchers and research institutions throughout the world.

    We spent $7.2 million, $4.4 million and $2.7 million on research and development activities in 1998, 1997 and 1996, respectively. No material portion of this investment in research and development was sponsored by our customers.

SALES AND MARKETING

    We currently market our products in over 30 countries throughout the world. Invitrogen and our subsidiary, Invitrogen B.V., sell our products directly to customers in the United States, Canada, Germany, France, the United Kingdom and 15 other countries throughout the world. In addition, Invitrogen utilizes specialized distributors to market products in more than 13 other countries. For more information regarding foreign sales and revenues, see Note 1 to Consolidated Financial Statements. As of December 31, 1998 we employed 54 highly trained and skilled people in our sales and marketing department to market our products and provide customer support and service. Over 70% of the sales and marketing staff have degrees in biological sciences and over 40% have advanced degrees.

    Invitrogen's sales strategy has been to employ scientists to work as our technical sales representatives. Due to the highly technical nature of our products, we believe that scientists trained to work with customers are far more valuable than salespeople trained to sell scientific products. Each technical sales representative has an extensive background in molecular biology, including time spent in the laboratory doing research prior to being hired by the sales department. A thorough knowledge of molecular biological techniques and an understanding of the research process allows our sales representatives to become advisors, acting in a consultative role with their customers. Our use of technical sales representatives also enables us to better identify unmet market needs and new technologies that we can license and develop into new products.

    Our marketing departments in our U.S. and European headquarters combine various types of media and methods to inform customers of new product developments and enhancements to existing products. We advertise in prominent scientific journals, publish a yearly catalog, a bi-monthly newsletter and conduct direct mail campaigns to researchers in the U.S. and Europe. We also reach a broad range of scientists by hosting an annual symposium, presenting at scientific seminars and exhibiting at scientific meetings. Our website allows researchers to view an on-line catalog, place orders, download all of our technical manuals and vector sequences, read our newsletter and participate in interactive forums and discussion groups.

MANUFACTURING

    Our U.S. manufacturing facilities occupy approximately 15,000 square feet of our Carlsbad, California facility. Seven manufacturing cells are responsible for the complete production, quality testing and process improvements of our various product lines. The plant engineering department supports the manufacturing department with equipment maintenance and repair. The manufacturing processes include Quality Control testing of all products to ensure that every product meets or exceeds its minimum specifications and Quality Assurance testing of purchased materials that will be used in products.

TECHNOLOGY LICENSING

    Many of our products are manufactured or sold under the terms of license agreements which require us to pay royalties to the licensor based upon a percentage of the sales of products containing the licensed materials or technology. Although we have increasingly emphasized our own research and development in recent periods, we believe our ability to in-license new technologies from third parties is and will continue to be critical to our ability to offer new products. Our ability to compete as an innovator in the development of molecular biology research products and services depends in part on our ability to convince inventors that we can successfully bring their new technologies to market. Our significant licenses or exclusivity rights expire at various times during the next fifteen years. These licenses include:

    TA CLONING. Invitrogen co-owns the patents on this cloning method with Molecular Biology Resources (MBR), formerly Molecular Chimerics Corporation, of Milwaukee, Wisconsin. Ordinarily, patent owners in the United States may freely exploit jointly-owned technologies independently of one another, without any payments or accounting to the other. Invitrogen obtained for a ten year period from MBR the exclusive rights to the technology anywhere in the world for cloning purposes in exchange for an initial licensing fee and commitments to make royalty payments based on sales of reagents and kits which incorporate the TA Cloning method.

    TOPO CLONING. This patented technology significantly accelerates gene cloning and is an enhancement to Invitrogen's TA Cloning products, among others. The technology was invented by Dr. Stewart Shuman working at the Sloan-Kettering Institute for Cancer Research (SKI), which owns the patent. In 1997 Invitrogen obtained exclusive worldwide rights to commercialize this technology for all purposes for the life of the underlying patent. We paid certain initial fees to SKI, and continue to pay royalties on sales of products designed to use this enhanced cloning method. These royalties depend in part on the type of product sold and the level of annual sales. We have also committed to minimum yearly royalty payments to SKI. Sublicenses may be granted to third parties upon approval by SKI with a portion of the sublicense income payable to SKI. SKI retains rights to use and practice the technology for any purpose. Additionally, we have reimbursed SKI for costs of patent prosecution, and have agreed to pay for future patent prosecution in exchange for the right to prepare and control the ongoing patent applications.

    ZEOCIN AND ZEOCIN RESISTANCE. In 1994, we obtained from CAYLA of Toulouse, France, exclusive worldwide rights to use a patented gene that confers resistance to certain antibiotics including Zeocin. Invitrogen paid an up-front fee to CAYLA, and pays royalties on sales of kits and vectors containing this gene. Invitrogen also makes minimum royalty commitments to CAYLA, which grow at a fixed rate from year to year, in exchange for exclusive rights. In addition, we have historically purchased the

Zeocin and certain additional antibiotics exclusively from CAYLA at a price set each year. We have agreed that our purchases will grow, in order to obtain most-favored pricing terms.

    ZERO BACKGROUND. Invitrogen licensed the CCDB or Zero Background gene, used for selection of successful clones, from the Universite Libre de Bruxelles in 1995 for a ten year period, unless otherwise terminated under the provisions of the license. This license grants us exclusive rights to use this patented "lethal gene" technology for commercial purposes in all fields worldwide. We paid an initial license fee and reimbursed certain patent costs of the University and pay a royalty on sales of products containing the lethal gene. In order to maintain the exclusive rights, we pay minimum royalties each year. We are also responsible for reimbursing the University's patent prosecution costs for this technology, up to a fixed cap.

    Taq AND PCR. Probably the most pervasive and essential tool in molecular biology today, the Polymerase Chain Reaction (PCR), enables researchers to target and amplify, or copy in large numbers, certain portions of DNA. This technique, and certain aspects of TAQ polymerase, which is an essential reagent in PCR, are patented and now owned by F. Hoffmann-La Roche, Ltd. of Basel, Switzerland. We recently obtained a non-exclusive license to use TAQ polymerase and PCR in our research efforts as well as non-exclusive rights to make and sell TAQ to the research community for the life of patents underlying the technology. We paid an initial license fee for these rights and also pay royalties, which are calculated using both sales of TAQ-based products and the use or sale of TAQ. We granted F. Hoffmann-La Roche the right to negotiate for a license to make and sell any competing enzyme we may develop in the future. If F. Hoffmann-La Roche does not exercise its right to negotiate the foregoing license, we have agreed that F. Hoffmann-La Roche shall nonetheless be entitled to a license to make, use and sell any such competing enzyme of Invitrogen under the same terms and conditions as the most favorable nonexclusive license granted by us. Prior to obtaining this license, we purchased TAQ from authorized sources in order to have the rights to use PCR for our research.

    Royalties in 1998 related to the licenses described above were less than 10% of the cost of revenues of Invitrogen in 1998. In 1998 the royalty amounts, and in the case of the Zeocin, the combined royalty and purchase amounts, related to the five licenses described above were approximately $309,000, $67,500, $950,000, $38,000 and $8,800, respectively.

    In addition to these licenses, we maintain a portfolio of exclusive, co-exclusive and non-exclusive rights to make, use and/or sell many of the various technologies underlying our products and services. Depending upon factors including the scope of rights granted, the usefulness and commercial potential of the technology and whether the rights are exclusive, we provide various financial and other consideration to the patent holder or the holder of senior license rights. Typically, our other licenses include an initial license fee and continuing royalties. Some licenses also include payments at certain milestones, E.G., at the first commercial sale of a product. Many licenses, especially exclusive licenses, call for certain minimum royalty payments each year. A license will often contain other undertakings by us, such as a commitment to diligently pursue development and marketing of commercial products utilizing the licensed technology.

    There can be no assurance that we will be able to continue to successfully identify new technologies developed by others. Even if we are able to identify new technologies of interest, we may not be able to negotiate a license on favorable terms, or at all. Some of our licenses do not run for the length of the patent. We may not be able to renew our existing licenses on favorable terms, or at all. If we lose the rights to patented technology, we may need to discontinue selling certain of our products, redesign our products or may lose a competitive advantage. Potential competitors could in-license technologies that we fail to license and potentially erode our market share for certain products.

    Our licenses typically subject us to various commercialization, sublicensing and other obligations. If we fail to comply with these requirements we could lose important rights under a license, such as the right to exclusivity in a certain market. In some cases, we could also lose all rights under a license. In addition, certain rights granted under the license could be lost for reasons out of our control. For example, the licensor could lose patent protection for a number of reasons, including invalidity of the licensed patent. We do not receive significant indemnification from a licensor against third party claims of intellectual property infringement.

PATENTS AND PROPRIETARY TECHNOLOGIES

    Invitrogen considers the protection of our proprietary technologies and products for molecular and cellular biology research to be important to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights to our technologies and products. We currently own two issued patents in the United States and four issued patents in other major industrialized nations, and own or control over 15 issued and pending patents. Generally, U.S. patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995 and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. Our two issued United States patents will expire in 2013 and our four foreign patents will expire in 2011.

    Our success depends to a significant degree upon our ability to develop proprietary products and technologies. It is critically important to our success that we adequately protect the intellectual property associated with these products and technologies. We intend to continue to file patent applications as we develop new products and technologies. Patents provide some degree of protection for our intellectual property. However, the assertion of patent protection involves complex legal and factual determinations and is therefore uncertain. In addition, the laws governing the scope of patent coverage and the periods of enforceability of patent protection continue to evolve, particularly in the areas of molecular biology of interest to us.

    Patent applications in the United States are maintained in secrecy until patents issue. Also, publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by at least several months. As a result, there can be no assurance that patents will issue from any of our patent applications or from applications licensed to us. The scope of any of our issued patents may not be sufficiently broad to offer meaningful protection. In addition, our issued patents or patents licensed to us could be successfully challenged, invalidated or circumvented so that our patent rights would not create an effective competitive barrier. Our intellectual property positions involve complex legal factual questions and may be uncertain.

    We rely in part on trade secret protection of our intellectual property. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Employees and consultants also sign agreements to assign to Invitrogen their interests in patents and copyrights arising from their work for us. Employees also agree not to compete unfairly with us after their employment by using confidential information, soliciting employees or soliciting customers. However, these agreements can be breached and, if they were, there may not be an adequate remedy available to us. Also, a third party may learn our trade secrets through means other than by breach of our confidentiality agreements, or they could be independently developed by our competitors.

COMPETITION

    The markets for our products are very competitive. We expect the intensity of competition to increase. Currently, we compete primarily with other life sciences research products suppliers. Many of our competitors have greater financial, operational, sales and marketing resources, and more experience in research and development than us. These competitors and other companies may have developed or could in the future develop new technologies that compete with our products or which could render our products obsolete.

    Competitors offer a broad range of equipment, laboratory supplies and other products, including research products that compete with ours. We believe that customers in our markets display a significant amount of loyalty to their initial supplier of a particular product. Therefore, we may experience difficulties in generating sales to customers who initially purchased products from competitors. Similarly, we believe that there is a significant competitive advantage in being the first to introduce a new product to market. Accordingly, we believe that to compete effectively, we will need to consistently be first to market with important new research products and services. To the extent that we are unable to be the first to develop and supply new products, our competitive position will suffer. See "Risk Factors--Highly Competitive Market."

GOVERNMENT REGULATION

    We are not subject to direct governmental regulation other than the laws and regulations generally applicable to businesses in the jurisdictions in which we operate, including those governing the handling and disposal of hazardous wastes and other environmental matters. Invitrogen's research and development activities involve the controlled use of small amounts of hazardous materials, chemicals and radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for resulting damages; such liability could have a material adverse effect on Invitrogen. However, we do not expect that compliance with the governmental regulations to which we are subject will have a material effect on our capital expenditures, earnings or competitive position.

EMPLOYEES

    As of December 31, 1998, Invitrogen employed 221 persons, of whom 33 hold Ph.D. or M.D. degrees and 22 hold other advanced degrees. Approximately 57 employees are engaged in research and development, 54 in sales and marketing, 64 in manufacturing and 46 in supporting business development, intellectual property, finance and other administrative functions.

    Our success will depend in large part upon our ability to attract and retain employees. Invitrogen faces competition in this regard from other companies, research and academic institutions, government entities and other organizations. We believe that we maintain good relations with our employees.

FACILITIES

    We lease an approximately 60,000 square foot facility in Carlsbad, California for our headquarters, as well as the base for marketing and product support operations, research and development and manufacturing activities. Under the terms of the lease, Invitrogen presently pays rent of approximately $40,000 per month with predetermined cost-of-living rent increases at annual intervals. The lease expires in February 2007. See Note 10 to Consolidated Financial Statements. We believe that adequate facilities will be available upon the conclusion of our lease. We also own an approximately 17,000 square foot facility in the Netherlands to support sales and distribution in Europe.

LEGAL PROCEEDINGS

    From time to time Invitrogen has been and expects to be involved in legal proceedings arising from our ordinary business operations. None of the proceedings that are currently pending are expected to have a material adverse effect on Invitrogen or our business operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table provides information concerning directors and executive officers of Invitrogen as of December 31, 1998:

NAME                                      AGE                                    POSITION
Lyle C. Turner......................          45   President, Chief Executive Officer and Chairman of the Board of
                                                     Directors

Theodore J. DeFrank.................          37   Chief Operations Officer

Joseph M. Fernandez.................          39   Senior Vice President of Business Development, Secretary and Director

James R. Glynn......................          52   Senior Vice President, Chief Financial Officer and Director

Donald W. Grimm.....................          57   Director

Kurt R. Jaggers(1)(2)...............          40   Director

Bradley G. Lorimier.................          53   Director

Jay M. Short, Ph.D.(2)..............          40   Director

Lewis J. Shuster(1).................          43   Director

------------------------------
(1) Member of Audit Committee.

(2) Member of Compensation Committee.

    LYLE C. TURNER, a founder of Invitrogen, has served as President, Chief Executive Officer and Director since February 1988. Previously, Mr. Turner served as Director of Sales and Marketing at Stratagene, a life science research company, from January 1987 through February 1988, and as Technical Sales Specialist at Boehringer Mannheim Corp., a pharmaceutical company, from June 1985 to January 1987. From September 1981 through May 1985, Mr. Turner worked at Syntro Corporation, an animal health company, at which his final position was Manager of Business Development. Mr. Turner received his B.A. in Chemistry from the University of California, San Diego.

    THEODORE J. DEFRANK joined Invitrogen as its Chief Operations Officer in January 1996. From September 1986 to December 1995 Mr. DeFrank was employed by Stratagene in various positions including Vice President/Director of Operations, New Product Manager and Manufacturing Manager. Mr. DeFrank received his B.A. in Biochemistry from the University of California, San Diego.

    JOSEPH M. FERNANDEZ, a founder of Invitrogen, has served as Senior Vice President, Business Development since February 1993. He has been a member of the Board of Directors and an executive officer of Invitrogen since April 1988. From April 1988 through February 1993, Mr. Fernandez served as Director of Sales and Marketing for Invitrogen. From September 1987 to April 1988 he served as a Research Associate at Scripps Clinic and Research Foundations, a non-profit research organization. From May 1986 to September 1987 Mr. Fernandez was employed at Stratagene where he managed Technical Services in the Marketing Department. Mr. Fernandez received his B.A. in Biology at Hiram College in Ohio.

    JAMES R. GLYNN has served as Senior Vice President, Chief Financial Officer and Director of Invitrogen since June 1998 and served as Director in 1995. From July 1995 to May 1997 he served as Senior Vice President and Chief Financial Officer and from May 1997 to July 1998 as Chief Operating Officer, Chief Financial Officer and Director of Matrix Pharmaceutical, Inc., a company focusing on the treatment of cancer. Mr. Glynn served as Executive Vice President, Chief Financial Officer and Director of Mycogen Corporation, an agribusiness and biotechnology company, from April 1987 to

February 1995. From 1982 to 1987 Mr. Glynn was Vice President, Finance and Treasurer of Lubrizol Enterprises, Inc., a venture development company. He is currently a Director of Matrix Pharmaceutical, Inc. in addition to his positions with Invitrogen. Mr. Glynn received his B.B.A. in Accounting from Cleveland State University. Mr. Glynn is currently a Director of a private company.

    DONALD W. GRIMM has served as a Director of Invitrogen since June 1998. From September 1995 to March 1998 Mr. Grimm was Managing Director, West Coast for Copenhagen Capacity, a Danish trade group focused on biotechnology and medical devices. Since June 1995 he has served as Chairman of the Board and President of Strategic Design, a strategic planning and consulting company. He was a Director of MedNet M.P.C. Corp., a medical services company from November 1997 to December 1997. Mr. Grimm retired from Eli Lilly & Company, a research-based pharmaceutical company, in 1993 after 23 years of service. Mr. Grimm held positions at Eli Lilly as Director of Worldwide Pharmaceutical Pricing, Director of Pharmaceutical Market Research, and Director of Sales. From September 1987 to December 1993, Mr. Grimm served as President, CEO and Chairman of Hybritech, Inc., a company involved in physical and biological research. For the six month period between June 1994 and December 1994, Mr. Grimm served as President, CEO and Director of Telios Pharmaceuticals, a pharmaceutical and medical device company. Telios and MedNet filed petitions for bankruptcy after Mr. Grimm's resignation from those companies. Mr. Grimm received his B.S. in Pharmacy and M.B.A. from the University of Pittsburgh. Mr. Grimm is currently a Director of several private companies and non-profit organizations.

    KURT R. JAGGERS has served as a Director of Invitrogen since June 1997. Mr. Jaggers has served as a Managing Director of TA Associates, Inc., an equity investment firm, since January 1997. He has also served as a Principal for TA Associates from 1993 to 1996, and as Vice President of that firm from 1990 to 1992. Mr. Jaggers attended Stanford University, receiving B.S. and M.S. degrees in Electrical Engineering, and an M.B.A. He is currently a Director of JDA Software Group, Inc., a software development company, as well as several private companies.

    BRADLEY G. LORIMIER has served as a Director of Invitrogen since November 1998. Mr. Lorimier has been retired since July 1997. From March 1994 to June 1997 Mr. Lorimier served as Senior Vice President, Business Development and Director of Human Genome Sciences, Inc., a biotechnology company. From July 1991 to March 1994 Mr. Lorimier served as Vice President, Corporate Development of Ortho-McNeil Pharmaceutical, Inc., a subsidiary of Johnson & Johnson, a pharmaceutical manufacturing company. He is also currently a Director of Matrix Pharmaceutical, Inc. as well as several private companies.

    JAY M. SHORT has served as a Director of Invitrogen since February 1995. From September 1994 to the present Dr. Short has served as President, Chief Technology Officer and Director of Diversa Corporation, a biotechnology research company. From September 1985 to September 1994 Dr. Short held various positions at Stratagene including Vice President, Research and Development & Operations and Senior Staff Scientist. Previously, he was President of Stratacyte Inc., a molecular biology company. Dr. Short received his Ph.D. in Biochemistry from Case Western Reserve University. Dr. Short is currently a Director of StressGen Biotechnologies Corporation, a biopharmaceutical company.

    LEWIS J. SHUSTER has served as a Director of Invitrogen since June 1998. Mr. Shuster is presently Executive Vice President and Chief Financial Officer of Pharmacopeia, Inc., a pharmaceutical and biotechnical research company, a position he has held since November 1994. From September 1992 to November 1994 Mr. Shuster served as Executive Vice President, Operations and Finance of Human Genome Sciences, Inc., a pharmaceutical company. Mr. Shuster received his M.B.A. from Stanford University Graduate School of Business and his B.A. from Swarthmore College. He is currently a Director of US Biomaterials Corporation, a private biomedical company.

    Invitrogen currently has authorized nine directors. Our certificate of incorporation provides that effective upon the closing of this offering, the terms of office of the directors will be divided into three classes. The terms of Class I, Class II and Class III directors will expire at the annual meeting of stockholders held in 1999, 2000 and 2001, respectively, or at special meetings held instead of such annual meetings. At each annual meeting of stockholders after the initial classification, or special meetings held instead, the successors to directors whose terms will then expire will be elected to serve until the third annual meeting following their election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Invitrogen.

BOARD COMMITTEES

    The board of directors has established an Audit Committee and a Compensation Committee. The Audit Committee, which consists of Mr. Jaggers and Mr. Shuster, reviews the results and scope of the annual audit and meets with our independent auditors to review our internal accounting policies and procedures. The Compensation Committee, which consists of Mr. Jaggers and Dr. Short, makes recommendations to the board of directors with respect to our general and specific compensation policies and practices and administers our 1997 Stock Option Plan and 1995 Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    In March 1997 Invitrogen made an initial investment of $500,000 to acquire shares of preferred stock and a warrant to purchase shares of preferred stock of MorphaGen, Inc., a start-up company engaged in the business of researching and developing Morphatides, a special type of nucleic acid. The President of MorphaGen, Heidi Short, is the spouse of Dr. Short, a member of the board of directors of Invitrogen. During 1997, Invitrogen performed research services for MorphaGen for which it was paid approximately $81,000. In November 1998, we acquired all of the outstanding shares of MorphaGen not already owned by Invitrogen in exchange for a grant of an option to purchase 50,000 shares of Invitrogen common stock to Heidi Short, payment of royalties contingent upon certain milestones, the assumption of outstanding options of MorphaGen employees and the assumption of certain liabilities. Dr. Short's father, Roy Short, receives royalties of approximately $100,000 per year from sales relating to Invitrogen's DNA DipStick product line and electroporation cuvettes. There were no other interlocks or other relationships among Invitrogen's executive officers and directors that are required to be disclosed under applicable executive compensation disclosure requirements.

COMPENSATION OF DIRECTORS

    We do not currently provide cash compensation to directors for services as directors, other than to Dr. Short, who receives up to $1,500 per meeting. Directors may be reimbursed for certain expenses in connection with attendance at Board of Directors and committee meetings. After November 19, 1998, directors who are not employees of Invitrogen will receive annual grants of options to purchase 10,000 shares of common stock in accordance with the 1997 Plan. Options to purchase 30,000 shares of common stock were granted to non-employee directors of Invitrogen during our fiscal year ended December 31, 1998. See "Stock Option Plans".

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

    We have adopted provisions in our certificate of incorporation, permitted by Delaware General Corporation Law, which provide that directors of Invitrogen shall not be personally liable for monetary damages to Invitrogen or its stockholders for a violation of the directors' duty to act with care and in the best interests of the shareholders, except for liability:

    - For acts or omissions that are not in good faith, are deliberately improper or are known to be illegal

    - Under Section 174 of the Delaware Law relating to improper dividends or distributions

    - For any transaction from which the director obtained an improper personal benefit

    Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our bylaws authorize us to indemnify our officers, directors, employees and agents to the extent permitted by the Delaware Law. Section 145 of the Delaware Law empowers us to enter into indemnification agreements with our officers, directors, employees and agents. We have entered into separate indemnification agreements with our directors and executive officers which may, in some cases be broader than the specific indemnification provisions contained in the Delaware Law. The indemnification agreements may require us, among other things, to indemnify such executive officers and directors against liabilities that may arise by reason of status or service as directors or executive officers and to advance expenses they spend as a result of any proceeding against them as to which they could be indemnified.

    At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of Invitrogen where indemnification will be required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

    The following table summarizes the compensation paid to or earned by our Chief Executive Officer and our other three most highly compensated executive officers, each of whose aggregate compensation during the fiscal year ended December 31, 1998 exceeded $100,000. Mr. Glynn joined Invitrogen on July 1, 1998.

                           SUMMARY COMPENSATION TABLE

                                                                        ANNUAL COMPENSATION
                                                                -----------------------------------
                                                                                        SHARES OF
                                                                                      COMMON STOCK
                                                                                      ISSUABLE UPON
NAME AND 1998                                                                          EXERCISE OF
PRINCIPAL POSITION                                     YEAR     SALARY($)  BONUS($)      OPTIONS
Lyle C. Turner ....................................       1998  $ 285,601  $ 270,998           --
  President and Chief Executive Officer

Theodore J. DeFrank ...............................       1998    142,780     19,179       70,000
  Chief Operations Officer

Joseph M. Fernandez ...............................       1998    172,098    106,141           --
  Senior Vice President of Business Development and                                            --
  Secretary

James R. Glynn ....................................       1998    136,146    123,125      250,000
  Senior Vice President and Chief Financial Officer

------------------------------

1998 OPTION GRANTS

    The following table contains information about the stock option grants in 1998 to the executive officers described in the first sentence of "Executive Compensation." The table is based on an aggregate of 1,233,500 options granted by Invitrogen during 1998 to employees of and consultants to Invitrogen. The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by the board of directors.

                       OPTION GRANTS IN FISCAL YEAR 1998

                                                         INDIVIDUAL GRANTS
                                       -----------------------------------------------------
                                                                                                POTENTIAL REALIZABLE
                                                                                                  VALUE AT ASSUMED
                                        NUMBER OF                                              ANNUAL RATES OF STOCK
                                       SECURITIES     % OF TOTAL                               PRICE APPRECIATION FOR
                                       UNDERLYING   OPTIONS GRANTED  EXERCISE OR                    OPTION TERM
                                         OPTIONS    TO EMPLOYEES IN  BASE PRICE   EXPIRATION  ------------------------
NAME                                   GRANTED(1)     FISCAL YEAR      ($/SH)        DATE         5%          10%
Theodore J. DeFrank..................      35,000            2.8      $    5.60      5/28/08  $  123,200  $    312,200
                                           35,000            2.8          12.00     11/20/08     264,250       669,200
James R. Glynn.......................     250,000           20.3           5.60      7/01/08     880,000     2,230,000

------------------------------

(1) Options are granted under our 1995 and 1997 Stock Option Plans. Such options expire 10 years from the date of grant, or earlier upon termination of employment. See "Management--Stock Option Plans."

    Amounts reported in the Potential Realizable Value column above represent hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, assuming that the stock price on the date of grant appreciates at the specified annual rates of appreciation, compounded annually over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the time of such exercise and the future performance of Invitrogen's common stock.

                                YEAR-END VALUES

    The table below provides information about the number and value of options held by the executive officers described above at December 31, 1998. Since there was no public trading market for the common stock as of December 31, 1998 the values of in-the-money options have been calculated on the basis of an initial public offering price of $15.00 per share, less the applicable exercise price.

                             YEAR-END OPTION VALUES

                                             NUMBER OF SECURITIES     VALUE OF UNEXERCISED
                                            UNDERLYING UNEXERCISED        IN-THE-MONEY
                                           OPTIONS AT DECEMBER 31,    OPTIONS AT DECEMBER
                                                     1998                   31, 1998
                                           ------------------------  ----------------------
NAME                                       EXERCISABLE  UNEXERCISABLE EXERCISABLE UNEXERCISABLE
Theodore J. DeFrank......................      61,000      178,000   $ 794,300   $1,813,280
Joseph M. Fernandez......................     159,607           --   $2,260,035         --
James R. Glynn...........................      70,833      179,167   $ 665,830   $1,684,170

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

    Invitrogen and Mr. DeFrank entered into an employment agreement effective September 28, 1995. The employment agreement is not for a set term and may be terminated by Mr. DeFrank or Invitrogen at any time with or without notice. If we terminate Mr. DeFrank's employment with or without cause, Mr. DeFrank will be entitled to one month of severance pay for each year of his employment with Invitrogen.

STOCK OPTION PLANS

    We have adopted a 1995 Stock Option Plan and a 1997 Stock Option Plan, as amended November 20, 1998. The 1995 Plan originally provided for the grant of options to purchase up to 500,000 shares, but specified that the number would be adjusted due to stock splits. Due to a seven-for-one split, the shares available for future option grants under the 1995 Plan were increased to 3,500,000. In May 1997, we adopted the 1997 Plan and discontinued granting options under the 1995 Plan. The 1997 Plan carried forward 3,125,794 shares available for issuance or subject to outstanding options under the 1995 Plan and added 609,685 shares, resulting in 3,735,479 shares available for future option grants under the 1997 Plan. As of the adoption of the 1997 Plan, options to purchase 89,313 shares granted under the 1995 Plan had been exercised. We have been granting all options under the 1997 Plan. The 1997 Plan was subsequently amended to provide for the issuance of options to purchase an additional 750,000 shares of common stock. With that amendment, the 1997 Plan allows for the issuance of options to purchase up to 4,485,479 shares of common stock.

    Under the 1997 Plan, all employees of Invitrogen or any subsidiary, all directors who are not employees of Invitrogen or any subsidiary and any independent contractor or advisor who performs services for Invitrogen or a subsidiary are eligible to receive Nonstatutory Stock Options. Employees are also eligible to receive Incentive Stock Options intended to qualify under
Section 422A of the Internal Revenue Code of 1986. The 1997 Plan is administered by a committee of the Board of Directors of Invitrogen, which selects the persons who will receive options, determines the number of shares in each option, and prescribes other terms and conditions, including the type of consideration to be paid to Invitrogen upon exercise and vesting schedules, in connection with each option. The committee's recommendations are forwarded to the full board of directors for approval. The 1995 Plan similarly makes employees, officers, directors and consultants eligible for NSOs and provides that employees are eligible for ISOs. The 1995 Plan may be administered by the board of directors or a committee.

    Under the 1997 Plan, after November 19, 1998, outside directors receive an initial NSO to purchase 10,000 shares when they are first appointed or elected to the board of directors. In addition, acting outside directors, including outside directors that were formerly employees of Invitrogen, will automatically receive an option to purchase 10,000 shares of common stock at each annual meeting of stockholders after their election, provided such director has served at least six months. The first such grants were in January 1999. The exercise price of the options in all cases will be equal to the fair market value of the common stock on the date of grant. Options received by outside directors generally vest over three years and must be exercised within ten years.

    With respect to NSOs granted under the 1997 Plan at the discretion of the board of directors upon committee recommendation, the exercise price generally must be at least 85% of the fair market value of the common stock on the date of grant. The exercise price under ISOs cannot be lower than 100% of the fair market value of the common stock on the date of grant and, in the case of ISOs given to holders of more than 10% of the voting power of Invitrogen, not less than 110% of such fair market value. The term of an option cannot exceed ten years, and the term of an ISO given to a holder of more than 10% of the voting power of Invitrogen cannot exceed five years. Options generally expire not later than 90 days following a termination of employment, 12 months following the optionee's disability, or not later than 12 months following the optionee's death. The terms for options granted under the 1995 Plan are substantially similar to those granted under the 1997 Plan.

    As of December 31, 1998, there were outstanding options to purchase an aggregate of 3,182,402 shares of common stock at exercise prices ranging from $.8357 to $12.00 per share, or a weighted average exercise price per share of $4.13 under the 1995 Plan and the 1997 Plan. Options to acquire 265,005 shares have been exercised. As of December 31, 1998 a total of 1,127,385 shares of common stock were available for future option grants under the 1995 Plan and the 1997 Plan. If any option granted under the 1997 Plan expires, terminates or is canceled for any reason, or if shares of stock issued subject to a right of repurchase are repurchased by Invitrogen, the shares allocable to the unexercised option or the repurchased shares will become available for additional option grants under the 1997 Plan. The 1995 Plan similarly allows the shares allocable to expired or terminated options to be made available for additional option grants, but does not explicitly discuss the acquisition by Invitrogen of shares subject to repurchase.

EMPLOYEE STOCK OWNERSHIP PLAN

    In 1989 we adopted the Invitrogen Corporation Employee Stock Ownership Plan
(ESOP), as amended January 1, 1993, amended and restated January 1, 1996 and as amended August 31, 1997 and November 24, 1998. The ESOP's purpose is to reward eligible employees for service to Invitrogen by providing them with retirement benefits. The ESOP is a qualified retirement plan designed to comply with provisions of sections 4975(e)(7) and 401(a) of the Internal Revenue Code, the Employment Retirement Income Security Act of 1974 and applicable regulations. Each year Invitrogen makes certain contributions to a trust fund whose assets are invested primarily in Invitrogen common stock.

    Under the ESOP, we make two types of contributions to the ESOP Trust: discretionary stock bonus contributions determined annually by the board of directors and fixed money purchase pension contributions, equal to 2% of eligible employees' compensation. Effective August 31, 1997, the ESOP was amended such that certain highly-compensated employees, those employees whose compensation in the preceding year exceeded $75,000, do not receive a contribution. Both types of contributions have historically been made in the form of common stock, as valued by an independent valuation firm. Contributions are allocated based on the participants' compensation.

    Employees are eligible to participate in the ESOP after one year of service. Employees become vested in their share of the ESOP Trust over five years beginning with the completion of two years of service. An employee is 25% vested after two years of service. An employee is fully vested after five years of service, or upon reaching normal retirement age or upon the employee's death or total and permanent disability. All participants are also fully vested upon termination of the ESOP.

    Distributions from the ESOP Trust to vested employees occur upon their retirement, death, total and permanent disability or termination. An employee may elect to receive distributions in the form of cash or Invitrogen stock and may elect to receive the distribution in a lump sum or in installments, not to exceed his/her assumed life expectancy for the combined life expectancy of the participant and his/ her beneficiary, if such distribution is exercised. Invitrogen stock distributed to beneficiaries is subject to a right of first refusal by Invitrogen and the ESOP Trust. Participants receive two 60-day put options with respect to Invitrogen stock distributed under the ESOP, the first beginning on the day following distribution from the ESOP, the second beginning the first day of the fifth month in the next calendar year following distribution. Under the put option, participants have the right to sell Invitrogen stock received from the ESOP back to us at a value determined by an independent valuation firm. The put option does not apply if our stock is regularly traded on a national securities market at the time of distribution from the ESOP.

    The ESOP trustees are Lyle C. Turner and Joseph M. Fernandez. The trustees vote all Invitrogen stock held by the ESOP Trust, except that individual beneficiaries may direct the voting of stock allocated to their accounts with respect to any merger, recapitalization, dissolution, sale of substantially all of Invitrogen's assets, and the like and with respect to all corporate matters if Invitrogen stock is a "registration-type" class of security. The ESOP may be amended or terminated by us at any time, subject to certain restrictions, the Internal Revenue Code and ERISA.

    As of December 31, 1998 the ESOP Trust held 1,195,717 shares of Invitrogen stock as well as approximately $464,000 invested in various mutual and money-market funds. We terminated contributions to the ESOP Trust as of December 31, 1998, which accelerated the vesting of all participants. A $100,000 ESOP contribution was approved for the calendar year ended December 31, 1998. Shares will be issued in 1999 based upon the fair market value.

1998 EMPLOYEE STOCK PURCHASE PLAN

    A total of 250,000 shares of Invitrogen common stock have been reserved for issuance under our 1998 Employee Stock Purchase Plan, none of which has been issued. The employee stock purchase plan permits eligible employees to purchase common stock at a discount through payroll deductions, during 24-month offering periods. Unless the board of directors establishes different periods, each offering period will be divided into eight consecutive three-month purchase periods. Unless the board of directors establishes a higher purchase price, the price at which stock is purchased under the employee stock purchase plan shall be equal to 85% of the fair market value of the common stock on the first day of the offering period or the last day of the purchase period, whichever is lower. The initial offering period will commence on the effective date of this offering.

SECTION 401(k) PLAN

    Effective June 1, 1994, Invitrogen adopted a 401(k) tax-deferred savings plan for the benefit of its employees. The 401(k) Plan is intended to be a qualified retirement plan under section 401(a) of the Internal Revenue Code. Our employees are eligible to make salary deferral contributions to the 401(k) Plan upon the completion of three months of employment and to participate in employer non-elective and matching contributions to the 401(k) Plan upon the completion of 1,000 hours of service. We may, but are not required to, make matching contributions to the 401(k) Plan based on the participants' salary deferral contributions. Our contributions are subject to a graduated vesting schedule based upon an employee's years of service with Invitrogen. All contributions to the 401(k) Plan are held in a trust which is intended to be exempt from income tax under Section 501(a) of the Internal Revenue Code. The 401(k) Plan's trustees are Lyle C. Turner and Joseph M. Fernandez. Participants may direct the investment of their contributions among specified Salomon Smith Barney investment funds. The 401(k) Plan may be amended or terminated by us at any time, subject to certain restrictions imposed by the Internal Revenue Code and ERISA.

                              CERTAIN TRANSACTIONS

    In June 1997, we sold a total of 2,202,942 shares of convertible preferred stock at $6.8091 per share, for an aggregate purchase price of approximately $15 million, to three accredited investors, each of which are affiliates of TA Associates. Kurt R. Jaggers, a director of Invitrogen, is a Managing Director of TA Associates. At the same time we sold the convertible preferred stock, we repurchased and retired 1,101,471 shares of common stock at $6.8091 per share, for an aggregate purchase price of approximately $7.5 million, from Mr. Lyle Turner, Mr. Joseph Fernandez, Mr. Anh Nguyen and Mr. Malcolm Finlayson, executive officers and former executive officers of Invitrogen. In this transaction, the TA Associates affiliates acquired registration rights with respect to the common stock issued or issuable upon conversion of the convertible preferred stock.


    At the closing of this offering, the convertible preferred stock will be converted into an equal number of shares of common stock and redeemable preferred stock, and such redeemable preferred stock will be redeemed out of proceeds of this offering at a cost of approximately $14.0 million. Additionally, holders of the convertible preferred stock will receive accumulated dividends of approximately $1.5 million. See "Description of Capital Stock."


    At January 1, 1997, we had notes receivable from Mr. Turner and Mr. Fernandez, executive officers of Invitrogen, in the amount of $323,000 and $92,000, respectively. These notes were secured by pledges of common stock and paid interest of 6.0% and 6.37%, respectively, and allowed us to take direct legal action against the executives if the common stock was not sufficient to satisfy the notes in full. The notes were repaid in 1997. At December 8, 1998, we accepted a note receivable from Mr. Turner in the amount of $150,000. The note is secured by a pledge of common stock, is due in December 1999 and bears interest of 6.5%.

    During 1997 and 1998, we leased an airplane from Turner Aviation, a company controlled by Mr. Turner, for $7,200 per month. We had also advanced $150,000 to Turner Aviation to assist in the acquisition of the plane. The lease agreement will terminate effective upon the closing of this offering. The advance was repaid through the December 8, 1998 note receivable described above.

    We have entered into indemnification agreements with each of our officers and directors containing provisions which may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reasons of their status or service as officers or directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to execute such agreements with our future directors and executive officers. See "Management--Limitations on Liability and Indemnification Matters."

    For a description of other transactions between Invitrogen and affiliates of Invitrogen, see "Management--Compensation Committee Interlocks and Insider Participation."

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information concerning the beneficial ownership of the shares of our common stock as of December 31, 1998, and as adjusted to give effect to the sale of 3,000,000 shares of common stock in this offering assuming (a) conversion of all of Invitrogen's outstanding shares of convertible preferred stock into common stock and (b) no exercise of the underwriters' over-allotment option, by:

    - Each person Invitrogen knows to be the beneficial owner of 5% or more of the outstanding shares of common stock, together with the affiliates of such person

    - Each executive officer listed in the Summary Compensation Table

    - Each director of Invitrogen, who, where applicable, is listed under the name of the principal stockholder with which he is affiliated

    - All executive officers and directors of Invitrogen as a group

    - Each of the selling stockholders

    Except in cases where community property laws apply or as indicated in the footnotes to this table, Invitrogen believes that each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder. The address of the individuals listed below is the address of Invitrogen appearing on the cover of the registration statement of which this prospectus is part.

                                                                                                     SHARES THAT MAY
                                                                                                       BE ACQUIRED
                                    SHARES BENEFICIALLY                      SHARES BENEFICIALLY     WITHIN 60 DAYS
                                    OWNED PRIOR TO THE      SHARES BEING  OWNED AFTER THE OFFERING   OF JANUARY 29,
BENEFICIAL OWNER                         OFFERING             OFFERED                                     1999
-------------------------------  -------------------------  ------------  -------------------------  ---------------
                                   NUMBER     PERCENT(1)                    NUMBER     PERCENT(1)
TA Associates(2) ..............   2,202,942         22.9%       500,000    1,702,942         13.5%              0
  Kurt R. Jaggers
  TA Associates, Inc.
  125 High Street Tower
  Suite 2500
  Boston, Massachusetts
  02110
ESOP Trust Fund(3) ............   1,195,717         12.4              0    1,195,717          9.5               0
  1600 Faraday Avenue
  Carlsbad, California 92008
Lyle C. Turner(4)..............   4,678,096         48.6              0    4,678,096         37.1               0

Joseph M. Fernandez(5).........   1,888,338         19.3              0    1,888,338         15.0         159,607
Theodore F. DeFrank............      90,000        *                  0       90,000        *              89,000
Bradley G. Lorimier............       2,500        *                  0        2,500        *               2,500

Jay M. Short(6)................     117,400          1.2              0      117,400        *             117,400
Donald W. Grimm................      10,000        *                  0       10,000        *              10,000

Lewis J. Shuster...............       7,500        *                  0        7,500        *               7,500
James R. Glynn.................      87,500        *                  0       87,500        *              87,500

All Directors and Executive
  Officers as a group
  (nine persons)(7)............   9,084,276         90.2%       500,000    8,584,276         65.6%        473,507

------------------------------

   * Less than 1%.

(1) Percentage of ownership is based on: (i) before the offering, 9,624,210 shares of common stock outstanding, including 7,421,268 shares of common stock outstanding on December 31, 1998 and 2,202,942 shares of common stock issuable upon conversion of convertible preferred stock, and (ii) after the offering, 12,624,210 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option). Shares of common stock that an individual or group has the right to acquire within 60 days of January 29, 1999, pursuant to the exercise of options or pursuant to stock purchase agreements, are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(2) Includes 1,824,382 shares held by TA/Advent VIII, L.P. before the offering and 1,410,304 shares held after the offering, 342,072 shares held by Advent Atlantic and Pacific III, L.P. before the offering and 264,432 shares held after the offering, and 36,488 shares held by TA Venture Investors L.P. before the offering and 28,206 shares held after the offering. TA/Advent VIII, L.P., Advent Atlantic and Pacific III, L.P. and TA Venture Investors L.P. are part of an affiliated group of investment partnerships referred to collectively as TA Associates Group. The general partner of TA/Advent VIII, L.P. is TA Associates VIII LLC. The general partner of Advent Atlantic and Pacific III, L.P. is TA Associates AAP III Partners. The general partner of each of TA Associates VIII LLC and TA Associates AAP III Partners is TA Associates, Inc. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares held of record by the named investment partnerships, with the exception of those shares held by TA Venture Investors, L.P.; individually, no stockholder, director or officer of TA Associates, Inc., is deemed to have or share such voting or investment power. Principals and employees of TA Associates, Inc., including Mr. Jaggers, a director, comprise the general partners of TA Venture Investors, L.P. In such capacity, Mr. Jaggers may be deemed to share voting and investment power with respect to the 36,488 shares held of record by TA Venture Investors, L.P. Mr. Jaggers disclaims beneficial ownership of such shares, except with respect to 6,334 shares of convertible preferred stock that he holds through TA Venture Investors Limited Partnership as to which Mr. Jaggers holds a pecuniary interest.

(3) As co-trustees of Invitrogen's ESOP Trust Fund, Mr. Turner and Mr. Fernandez share certain voting and investment power with respect to the 1,195,717 shares held of record by the ESOP. Mr. Turner and Mr. Fernandez disclaim beneficial ownership of such shares, except with respect to the 162,599 shares and 113,390 shares in the ESOP as to which Mr. Turner and Mr. Fernandez hold a pecuniary interest, respectively.

(4) Mr. Turner is President, Chief Executive Officer, and Chairman of the board of directors of Invitrogen. Includes 162,599 shares held of record by the ESOP as to which Mr. Turner holds a pecuniary interest.

(5) Mr. Fernandez is Senior Vice President of Business Development, Secretary and a Director of Invitrogen. Includes 113,390 shares held of record by the ESOP as to which Mr. Fernandez holds a pecuniary interest.

(6) Includes options to purchase 5,000 shares held of record by Dr. Short's spouse.

(7) Includes 275,989 shares held by an entity affiliated with certain directors as described in Note (3) above.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of Invitrogen consists of 50,000,000 shares of common stock, par value $0.01 per share, and 6,405,884 shares of preferred stock, par value $0.01 per share. Each outstanding share of convertible preferred stock will be automatically converted into one share of common stock and one share of redeemable preferred stock upon the closing of this offering. Upon the conversion, the convertible preferred stock will be canceled and retired and the redeemable preferred stock will be redeemed and retired. The following summary of certain provisions of the common stock and the preferred stock of Invitrogen is not complete and a full understanding requires a review of the certificate of incorporation and bylaws of Invitrogen that are included as exhibits to the Registration Statement of which this prospectus forms a part, and the provisions of applicable law.

COMMON STOCK

    As of December 31, 1998 there were 7,421,268 shares of common stock outstanding held by 19 stockholders of record. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor. See "Dividend Policy."

    In the event of a liquidation, dissolution or winding up of Invitrogen, holders of the common stock and the preferred stock are entitled to share ratably on an as-converted basis in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights and there are no redemptive or sinking funds provisions applicable to the common stock. Invitrogen has received full payment for all outstanding shares of its common stock and cannot require its shareholders to make further payments on the stock; the common stock to be outstanding upon completion of this offering will have the same status.

PREFERRED STOCK

    The board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of Invitrogen. See Note 12 to Consolidated Financial Statements for a description of the currently outstanding preferred stock.

REGISTRATION RIGHTS

    After this offering and under a Stock Purchase and Stockholders' Agreement dated June 20, 1997, the holders of approximately 1,702,942 shares of common stock issuable upon conversion of our convertible preferred stock, or persons to whom such holders transfer the common stock, will have registration rights with respect to such shares. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, holders of shares entitled to registration rights are entitled to notice of such registration and are entitled to include their shares in such registration, at our expense. However, the underwriters of any such offering have the right to limit the number of shares included in such registration. In addition, beginning 180 days after the effective date of this offering, holders of at least 50% of the shares entitled to registration rights outstanding may require us to prepare and file a registration statement under the Securities Act, at our expense, covering such shares, and we are generally required to use our best efforts to effect such registration. We are not obligated to effect more than two of these stockholder-initiated registrations. Further, holders of shares entitled to registration rights generally may require us to file additional registration statements on Form S-3.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

    We are required to follow Section 203 of the Delaware Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A "business combination" includes a merger, asset or stock sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deterring or preventing a change of control of Invitrogen without further actions by the stockholders.

    Effective upon the closing of this offering, Invitrogen's certificate of incorporation will provide that any action permitted to be taken by stockholders of Invitrogen must be effected at a duly-called annual or special meeting of stockholders and will not be able to be effected by a consent in writing. The Board of Directors will be composed of a classified board where only one-third of the directors are eligible for election in any given year. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Invitrogen and may maintain incumbents on the board of directors, as it generally makes it more difficult for stockholders to replace a majority of the directors. Our certificate of incorporation will also require the approval of at least two-thirds of the total number of authorized directors in order to adopt, amend or repeal our bylaws. In addition, our certificate of incorporation will similarly permit the stockholders to adopt, amend or repeal our bylaws only upon the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote. Also, a director will be removable by stockholders only for cause. Vacancies on the board of directors resulting from death, resignation, removal or other reason may be filled by a majority of the directors or a majority of the shares entitled to vote. In general, other vacancies are to be filled by a majority of the directors. Lastly, the provisions in the certificate of incorporation described above and other provisions pertaining to the limitation of liability and indemnification of directors will be able to be amended or repealed only with the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Invitrogen, which could have an adverse effect on the market price of the our common stock.

    Upon the closing of this offering, Invitrogen's bylaws will also contain many of the above provisions found in Invitrogen's certificate of incorporation. Our bylaws will not permit stockholders to call a special meeting. In addition, our bylaws will establish an advance notice procedure with regard to matters to be brought before an annual or special meeting of stockholders of Invitrogen, including the election of directors. Business permitted to be conducted in any annual meeting or special meeting of stockholders will be limited to business properly brought before the meeting.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Before this offering there has been no public market for the common stock of Invitrogen. Future sales of substantial amounts of common stock in the public market could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of common stock of Invitrogen in the public market after the restrictions lapse could adversely affect the prevailing market price at such time and the ability of Invitrogen to raise equity capital in the future.

    - Upon the closing of this offering, we will have outstanding an aggregate of approximately 12,624,210 shares of common stock based on the number of shares of convertible preferred stock and common stock outstanding as of December 31, 1998, and assuming no exercise of the underwriters' over-allotment option

    - Of these shares, the 3,500,000 shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by "affiliates" of Invitrogen as such term is defined in Rule 144 of the Securities Act

    - All remaining shares held by our existing stockholders were issued and sold by Invitrogen in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 thereunder, which rules are summarized below

    Invitrogen's directors, executive officers and a few large stockholders will collectively hold an aggregate of approximately 9,043,000 shares of common stock after the offering and after giving effect to conversion of the convertible preferred stock. These stockholders have signed lock-up agreements which prevent them from selling any common stock owned by them for a period of 180 days from the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. When determining whether or not to release shares from the lock-up agreements, DLJ will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. As a result of lock-up agreements with DLJ and the provisions of Rule 144 and 701, additional shares will be available for sale in the public market as follows:

    - Approximately 27,600 shares will be eligible for immediate sale on the date of this prospectus

    - Approximately 53,700 additional shares of common stock will be eligible for sale from time after the date of this prospectus but before the expiration of the lock-up period

    - Approximately 9,043,000 additional outstanding shares of common stock will be eligible for sale upon expiration of the lock-up period

    In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including an "affiliate", who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of either 1% of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. One percent of the outstanding shares of common stock would be 126,242 shares immediately after the offering. Sales under Rule 144 are also subject to prescribed requirements regarding the manner of sale, notice and availability of current public information about Invitrogen. Under Rule 144(k), a person who is not deemed to have been an "affiliate" of Invitrogen at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice requirements described above. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately following completion of the offering without limitations as to volume.

    In general, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of Invitrogen who purchased shares from us in connection with a compensatory stock or option plan or written employment agreement is eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, by complying with the applicable requirements of Rule 144 other than the holding period conditions. On the date 90 days after the effective date of this offering, options to purchase approximately 500,000 shares of common stock not subject to lock-up agreements will be vested and exercisable and upon exercise may be sold pursuant to Rule 701.

    We intend to file one or more registration statements on Form S-8 under the Securities Act to register approximately 6,000,000 shares of common stock issued under our Employee Stock Ownership Plan and its stock option and employee stock purchase plans. Such registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with Invitrogen or the lock-up restrictions described above.

    Beginning 180 days after this offering, the holders of approximately 1,702,942 shares of common stock issued upon the conversion of the convertible preferred stock will be entitled to certain rights to cause Invitrogen to register the sale of such shares under the Securities Act. Registration of such shares under the Securities Act would generally result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. However, shares purchased by affiliates of Invitrogen would not be freely tradeable. See "Risk Factors--Future Sales of Shares," "Management--Stock Option Plans," "Management--Employee Stock Ownership Plan," "Management--1998 Employee Stock Purchase Plan," and "Description of Capital Stock--Registration Rights".

                                  UNDERWRITING


    Subject to the terms and conditions of an Underwriting Agreement, dated February 26, 1999, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Warburg Dillon Read LLC and Piper Jaffray Inc., have each agreed to purchase from Invitrogen and the selling stockholders the respective number of shares of common stock set forth opposite their names below.



                                                                                    NUMBER OF
UNDERWRITERS                                                                          SHARES
Donaldson, Lufkin & Jenrette Securities Corporation...............................   1,090,000
Warburg Dillon Read LLC...........................................................     817,500
Piper Jaffray Inc.................................................................     817,500
BancBoston Robertson Stephens.....................................................      50,000
BT Alex.Brown Incorporated........................................................      50,000
Deutsche Bank Securities Inc......................................................      50,000
Goldman, Sachs & Co...............................................................      50,000
Hambrecht & Quist LLC.............................................................      50,000
Ing Baring Furman Selz LLC........................................................      50,000
SG Cowen Securities Corporation...................................................      50,000
Smith Barney Inc..................................................................      50,000
J.C. Bradford & Co................................................................      25,000
Fahnestock & Co. Inc..............................................................      25,000
Gerard Klauer Mattison & Co.......................................................      25,000
Gruntal & Co., L.L.C..............................................................      25,000
Ladenburg Thalmann & Co. Inc......................................................      25,000
Laidlaw Global Securities, Inc....................................................      25,000
Legg Mason Wood Walker............................................................      25,000
McDonald Investments Inc., A......................................................      25,000
Pennsylvania Merchant Group.......................................................      25,000
Roney Capital Markets.............................................................      25,000
Ryan, Beck & Co...................................................................      25,000
Sanders Morris Mundy..............................................................      25,000
Sands Brothers & Co., Ltd.........................................................      25,000
Scott & Stringfellow, Inc.........................................................      25,000
Stifel, Nicolaus & Company........................................................      25,000
                                                                                    ----------
  Total...........................................................................   3,500,000
                                                                                    ----------
                                                                                    ----------


    The Underwriting Agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to conditions set forth in the Underwriting Agreement. Except for shares covered by the over-allotment option described below, the underwriters are obligated to purchase and accept delivery of all the shares of common stock offered by this prospectus if any are purchased.


    The underwriters initially propose to offer the shares of common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to certain dealers, including the underwriters, at such price less a concession not in excess of $.63 per share. The underwriters may allow, and such dealers may re-allow, to certain other dealers a concession not in excess of $.10 per share. After the initial offering of the common stock, the public offering price and other selling terms may be changed by the representatives of the underwriters at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


    The underwriters have an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 525,000 additional shares of common stock at the initial public offering price less underwriting discounts and commissions. The underwriters may exercise such option solely to cover overallotments, if any, made in connection with the offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such underwriter's percentage underwriting commitment as indicated in the preceding table.

    Invitrogen and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

    Each of Invitrogen, its executive officers and directors and certain stockholders of Invitrogen has agreed, subject to certain exceptions, not to:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or

    - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock for a period of 180 days after the date of this prospectus without the prior written consent of DLJ.

    In addition, during such period, we have also agreed not to file any registration statement with respect to any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without DLJ's prior written consent. Each of our executive officers, directors and particular stockholders have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without DLJ's prior written consent.

    Prior to the offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered hereby will be determined by negotiation among Invitrogen, representatives of the selling stockholders and the representatives of the underwriters. The factors to be considered in determining the initial public offering price include the history of and the prospects for the industry in which Invitrogen competes, the past and present operations of Invitrogen, the historical results of operations of Invitrogen, the prospects for future earnings of Invitrogen, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering.

    Other than in the United States, no action has been taken by Invitrogen, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

    In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot the offering, which would involve syndicate sales in excess of the offering size, creating a syndicate short position. The underwriters may bid for and purchase shares of common stock in the open market to cover such syndicate short position or to stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. These activities may stabilize or maintain the market price of the common stock above independent market levels. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued any time.

                                 LEGAL MATTERS

    The validity of the common stock offered by this prospectus will be passed upon for Invitrogen by Gray Cary Ware & Freidenrich LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Venture Law Group, a Professional Corporation, Menlo Park, California.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1996 and 1997 and 1998 and for the three years in the period ended December 31, 1998 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

    Invitrogen has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. When used in this prospectus, the term "registration statement" includes amendments to the registration statement. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. As used herein, the term "registration statement" means the initial registration statement, including the exhibits, schedules, financial statements and notes filed as part thereof, and any and all amendments thereto. This prospectus omits certain information contained in the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to Invitrogen and the common stock offered hereby, reference is made to the registration statement. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed with the SEC an exhibit to the registration statement, each such statement being qualified by and subject to such reference in all respects. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

    As a result of the offering hereunder, Invitrogen will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will file reports and other information with the SEC. Reports, registration statements, proxy statements, and other information filed by Invitrogen with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

    Invitrogen intends to furnish holders of the common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. Invitrogen intends to furnish such other reports as it may determine or as may be required by law.

                             INVITROGEN CORPORATION
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
Report of Independent Public Accountants...................................................................        F-2

Consolidated Balance Sheets as of December 31, 1997 and 1998...............................................        F-3

Consolidated Statements of Income for the Years Ended December 31, 1996 1997 and 1998......................        F-5

Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 1996, 1997 and
  1998.....................................................................................................        F-6

Consolidated Statement of Cash Flows for the Years Ended December 31, 1996, 1997 and 1998..................        F-7

Notes to Consolidated Financial Statements.................................................................        F-9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Invitrogen Corporation:

    We have audited the accompanying consolidated balance sheets of Invitrogen Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1998 and the related consolidated statements of income, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Invitrogen Corporation and subsidiaries as of December 31, 1997 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Diego, California
January 15, 1999

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1998
                                 (IN THOUSANDS)

                                                                                           1997          1998

                                                     ASSETS

Current Assets:
  Cash and cash equivalents..........................................................   $    5,375    $    1,797
  Short-term investments.............................................................        3,777         4,214
  Accounts receivable, net of allowance for doubtful accounts of $124................        2,255         3,189
  Note receivable officer............................................................           --           150
  Inventories........................................................................        1,914         2,848
  Deferred income taxes..............................................................          740           611
  Prepaid expenses and other current assets..........................................          413         1,194
                                                                                       ------------  ------------
    Total current assets.............................................................       14,474        14,003

Property and Equipment, net..........................................................        2,459         7,090

Intangible Assets, net...............................................................          770         1,319

Other Assets.........................................................................          353           403
                                                                                       ------------  ------------
    Total assets.....................................................................   $   18,056    $   22,815
                                                                                       ------------  ------------
                                                                                       ------------  ------------

   The accompanying notes are an integral part of these consolidated balance sheets.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1998

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                                       PROFORMA
                                                                                                     DECEMBER 31,
                                                                                 1997       1998         1998
                                                                                                      (UNAUDITED)

                          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
  Line of credit.............................................................  $      --  $      --
  Current portion of obligations under capital leases........................        121         54
  Accounts payable...........................................................      1,275      2,257
  Accrued expenses...........................................................      1,334      1,378
  Income taxes payable.......................................................        499        718
                                                                               ---------  ---------
    Total current liabilities................................................      3,229      4,407
                                                                               ---------  ---------
Obligations Under Capital Leases, Less Current Portion.......................        143         83
                                                                               ---------  ---------
Commitments and Contingencies

Non-voting Redeemable Common Stock of Invitrogen B.V.:
  Subsidiary common stock: authorized and issued--18,000 shares.
    Full liquidation value of $1,676 (NLG 3,150).............................      1,295      1,599
                                                                               ---------  ---------
Convertible Redeemable Preferred Stock:
  Preferred stock; $0.01 par value; 4,202,942 shares authorized; 2,202,942 issued and outstanding in 1997 and 1998, 6% redeemable convertible, liquidation value of $16,375,000; no shares authorized, issued or
    outstanding pro forma....................................................     15,242     16,141           --
                                                                               ---------  ---------       ------
Redeemable Preferred Stock, $0.01 par value per share: 2,202,942 shares
  authorized; no shares issued or outstanding, 2,202,942 shares pro forma....         --         --       15,553
                                                                               ---------  ---------       ------
Stockholders' Equity (Deficit):
  Common stock; $0.01 par value, 20,000,000 and 50,000,000 shares authorized;
    in 1997 and 1998, respectively, 7,426,702 and 7,421,268 shares issued and
    outstanding in 1997 and 1998, respectively, 9,624,210 shares proforma....         74         74           96
  Additional paid-in-capital.................................................        664      1,598        2,164
  Deferred compensation......................................................       (495)      (962)        (962)
  Value of common stock designated pursuant to Employee Stock Ownership
    Plan.....................................................................        100        100          100
  Foreign currency translation adjustment....................................       (130)       (33)         (33)
  Retained deficit...........................................................     (2,066)      (192)        (192)
                                                                               ---------  ---------       ------
    Total stockholders' equity (deficit).....................................     (1,853)       585        1,173
                                                                               ---------  ---------       ------
    Total liabilities and stockholders' equity (deficit).....................  $  18,056  $  22,815
                                                                               ---------  ---------
                                                                               ---------  ---------


   The accompanying notes are an integral part of these consolidated balance sheets.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                              1996          1997          1998
Revenues................................................................  $     19,121  $     24,965  $     31,414
Cost of Revenues........................................................         5,818         7,989         8,642
                                                                          ------------  ------------  ------------
    Gross margin........................................................        13,303        16,976        22,772
                                                                          ------------  ------------  ------------
Operating Expenses:
  Sales and marketing...................................................         4,236         4,959         6,976
  General and administrative............................................         3,880         3,932         4,428
  Research and development..............................................         2,659         4,416         7,209
                                                                          ------------  ------------  ------------
    Total operating expenses............................................        10,775        13,307        18,613
                                                                          ------------  ------------  ------------
      Income from operations............................................         2,528         3,669         4,159
                                                                          ------------  ------------  ------------
Other Income (Expense):
  Gain on foreign currency transactions.................................           172           145            61
  Interest expense......................................................           (87)          (88)          (35)
  Interest and other income.............................................            70           211           431
                                                                          ------------  ------------  ------------
                                                                                   155           268           457
                                                                          ------------  ------------  ------------
      Income before provision for income taxes..........................         2,683         3,937         4,616
Provision for Income Taxes..............................................           939         1,413         1,638
                                                                          ------------  ------------  ------------
      Net income........................................................  $      1,744  $      2,524  $      2,978
      Less: Preferred stock dividends...................................            --          (475)         (900)
           Accretion of non-voting redeemable common stock..............          (171)         (175)         (204)
           Accretion of beneficial conversion feature related to
           convertible preferred stock..................................            --       (15,000)           --
                                                                          ------------  ------------  ------------
      Income available to common stockholders...........................  $      1,573  $    (13,126) $      1,874
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Basic earnings per share................................................  $       0.19  $      (1.47) $       0.19
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Diluted earnings per share..............................................  $       0.16  $      (1.47) $       0.17
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Weighted average shares used in basic earnings per share calculation....     8,356,270     8,938,719     9,626,333
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Weighted average shares used in diluted earnings per share
  calculation...........................................................    10,079,755     8,938,719    11,208,016
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                          COMMON STOCK
                                                         ----------------------------------------------
                                     COMMON STOCK               SERIES A                SERIES B
                                -----------------------  ----------------------  ----------------------
                                  SHARES       AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT
Balance at December 31,
  1995........................           --  $       --   7,142,758  $       --   1,188,040  $       --
Issuance of common stock
  pursuant to Employee Stock
  Ownership Plan..............           --          --     111,552          --          --          --
Value of common stock
  designated pursuant to
  Employee Stock Ownership
  Plan........................           --          --          --          --          --          --
Exercise of stock options.....           --          --      70,000          --          --          --
Repurchase of common stock....           --          --     (97,937)         --          --          --
Foreign currency translation
  adjustment..................           --          --          --          --          --          --
Accretion of redemption value
  over stated value on
  subsidiary common stock
  issued to NOM...............           --          --          --          --          --          --
Net income....................           --          --          --          --          --          --
                                -----------  ----------  ----------  ----------  ----------  ----------
Balance at December 31,
  1996........................           --          --   7,226,373          --   1,188,040          --
Recapitalization of stock.....    8,414,413          84  (7,226,373)         --  (1,188,040)         --
Issuance of common stock
  pursuant to Employee Stock
  Ownership Plan..............       22,939          --          --          --          --          --
Value of common stock
  designated pursuant to
  Employee Stock Ownership
  Plan........................           --          --          --          --          --          --
Deferred compensation.........           --          --          --          --          --          --
Amortization of deferred
  compensation expense........           --          --          --          --          --          --
Exercise of stock options.....      178,955           2          --          --          --          --
Repurchase of common stock....      (88,134)         (1)         --          --          --          --
Repurchase of common stock
  relating to stock Purchase
  agreement...................   (1,101,471)        (11)         --          --          --          --
Beneficial conversion feature
  related to convertible
  preferred stock.............           --          --          --          --          --          --
Accretion of beneficial
  conversion feature related
  to convertible preferred
  stock.......................           --          --          --          --          --          --
Preferred stock dividends
  declared and accretion of
  redemption value over stated
  value on subsidiary common
  stock issued to NOM.........           --          --          --          --          --          --
Foreign currency translation
  adjustment..................           --          --          --          --          --          --
Net income....................           --          --          --          --          --          --
                                -----------  ----------  ----------  ----------  ----------  ----------
Balance at December 31,
  1997........................    7,426,702          74          --          --          --          --
Issuance of common stock
  pursuant to Employee Stock
  Ownership Plan..............       12,920          --          --          --          --          --
Value of common stock
  designated pursuant to
  Employee Stock Ownership
  Plan........................           --          --          --          --          --          --
Deferred compensation.........           --          --          --          --          --          --
Amortization of deferred
  compensation expense........           --          --          --          --          --          --
Exercise of stock options.....       16,050          --          --          --          --          --
Tax effect of exercise of
  stock options...............           --          --          --          --          --          --
Repurchase of common stock....      (34,404)         --          --          --          --          --
Issuance of stock options to
  acquire
  MorphaGen, Inc..............           --          --          --          --          --          --
Preferred stock dividends
  declared and accretion of
  redemption value over stated
  value on subsidiary common
  stock issued to NOM.........           --          --          --          --          --          --
Foreign currency translation
  adjustment..................           --          --          --          --          --          --
Net income....................           --          --          --          --          --          --
                                -----------  ----------  ----------  ----------  ----------  ----------
Balance at December 31,
  1998........................    7,421,268  $       74          --  $       --          --  $       --
                                -----------  ----------  ----------  ----------  ----------  ----------
                                -----------  ----------  ----------  ----------  ----------  ----------


                                ADDITIONAL                   OWNERSHIP       FOREIGN     RETAINED   STOCKHOLDERS'
                                 PAID-IN       DEFERRED         PLAN        CURRENCY     EARNINGS      EQUITY       COMPREHENSIVE

                                 CAPITAL     COMPENSATION   CONTRIBUTION   TRANSLATION   (DEFICIT)    (DEFICIT)        INCOME

Balance at December 31,
  1995........................    $1,170       $                $199          $ 57       $   872       $2,298          $   --

Issuance of common stock
  pursuant to Employee Stock
  Ownership Plan..............       199            --          (199)           --            --           --              --

Value of common stock
  designated pursuant to
  Employee Stock Ownership
  Plan........................        --            --           100            --            --          100              --

Exercise of stock options.....        68            --            --            --            --           68              --

Repurchase of common stock....      (174)           --            --            --            --         (174)             --

Foreign currency translation
  adjustment..................        --            --            --           (86)           --          (86)            (86)

Accretion of redemption value
  over stated value on
  subsidiary common stock
  issued to NOM...............        --            --            --            --          (171)        (171)             --

Net income....................        --            --            --            --         1,744        1,744           1,744

                                ----------   ------------        ---           ---       --------   -------------      ------

Balance at December 31,
  1996........................     1,263            --           100           (29)        2,445        3,779           1,658

                                                                                                                       ------

                                                                                                                       ------

Recapitalization of stock.....       (84)           --            --            --            --           --              --

Issuance of common stock
  pursuant to Employee Stock
  Ownership Plan..............       100            --          (100)           --            --           --              --

Value of common stock
  designated pursuant to
  Employee Stock Ownership
  Plan........................        --            --           100            --            --          100              --

Deferred compensation.........       664          (664)           --            --            --           --              --

Amortization of deferred
  compensation expense........        --           169            --            --            --          169              --

Exercise of stock options.....       158            --            --            --            --          160              --

Repurchase of common stock....      (333)           --            --            --            --         (334)             --

Repurchase of common stock
  relating to stock Purchase
  agreement...................    (1,104)           --            --            --        (6,385)      (7,500)             --

Beneficial conversion feature
  related to convertible
  preferred stock.............    15,000            --            --            --            --       15,000              --

Accretion of beneficial
  conversion feature related
  to convertible preferred
  stock.......................   (15,000)           --            --            --            --      (15,000)             --

Preferred stock dividends
  declared and accretion of
  redemption value over stated
  value on subsidiary common
  stock issued to NOM.........        --            --            --            --          (650)        (650)             --

Foreign currency translation
  adjustment..................        --            --            --          (101)           --         (101)           (101)

Net income....................        --            --            --            --         2,524        2,524           2,524

                                ----------   ------------        ---           ---       --------   -------------      ------

Balance at December 31,
  1997........................       664          (495)          100          (130)       (2,066)      (1,853)          2,423

                                                                                                                       ------

                                                                                                                       ------

Issuance of common stock
  pursuant to Employee Stock
  Ownership Plan..............       100            --          (100)           --            --           --              --

Value of common stock
  designated pursuant to
  Employee Stock Ownership
  Plan........................        --            --           100            --            --          100              --

Deferred compensation.........       683          (683)           --            --            --           --              --

Amortization of deferred
  compensation expense........        --           216            --            --            --          216              --

Exercise of stock options.....        16            --            --            --            --           16              --

Tax effect of exercise of
  stock options...............       138            --            --            --            --          138              --

Repurchase of common stock....      (150)           --            --            --            --         (150)             --

Issuance of stock options to
  acquire
  MorphaGen, Inc..............       147            --            --            --            --          147              --

Preferred stock dividends
  declared and accretion of
  redemption value over stated
  value on subsidiary common
  stock issued to NOM.........        --            --            --            --        (1,104)      (1,104)             --

Foreign currency translation
  adjustment..................        --            --            --            97            --           97              97

Net income....................        --            --            --            --         2,978        2,978           2,978

                                ----------   ------------        ---           ---       --------   -------------      ------

Balance at December 31,
  1998........................    $1,598       $  (962)         $100          $(33)      $  (192)      $  585          $3,075

                                ----------   ------------        ---           ---       --------   -------------      ------

                                ----------   ------------        ---           ---       --------   -------------      ------


  The accompanying notes are an integral part of these consolidated financial statements.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                                 (IN THOUSANDS)

                                                                                      1996       1997       1998
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income......................................................................  $   1,744  $   2,524  $   2,978
  Adjustments to reconcile net income to net cash provided by operating activities, net of businesses acquired:
    Depreciation and amortization.................................................        737        732      1,052
    Amortization of deferred compensation.........................................         --        169        216
    Loss on disposal of property and equipment....................................         --         11         --
    Non-cash write-off of investments.............................................         --        330         --
    Employee stock ownership plan contribution....................................        100        100        100
    Foreign currency translation adjustment.......................................        (86)      (101)        96
    Deferred income taxes.........................................................        (63)      (543)       129
    Deferred rent expense.........................................................        (13)        --         --
    Changes in operating assets and liabilities:
      Accounts receivable.........................................................       (284)      (452)    (1,276)
      Inventories.................................................................       (722)       (13)      (592)
      Prepaid expenses and other current assets...................................       (185)       (77)      (781)
      Other assets................................................................         42       (302)       (50)
      Accounts payable............................................................        280        459        982
      Accrued expenses............................................................        592        204         55
      Income taxes payable........................................................        396       (117)       219
                                                                                    ---------  ---------  ---------
        Net cash provided by operating activities.................................      2,538      2,924      3,128
                                                                                    ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.............................................       (742)    (1,642)    (5,553)
  Proceeds from sale of property and equipment....................................         --         25         --
  Payments for intangible assets..................................................       (381)      (186)      (542)
  Purchase of short term investments..............................................     --         (3,777)      (438)
  Advances made on notes receivable from officers.................................       (150)        --         --
  Principal payments received on notes receivable from officers...................        125        415         --
  Investment in related party.....................................................         --       (500)        --
                                                                                    ---------  ---------  ---------
        Net cash used in investing activities.....................................     (1,148)    (5,665)    (6,533)
                                                                                    ---------  ---------  ---------

                                  (CONTINUED)

                    INVITROGEN CORPORATION AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                                 (IN THOUSANDS)

                                                                                      1996       1997       1998
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of preferred stock...........................................         --     14,766         --
  Principal payments on capital lease obligations.................................       (432)      (157)      (127)
  Repurchase of common stock......................................................       (174)    (7,834)      (150)
  Proceeds from exercise of stock options.........................................         68        160         16
  Principal payments on line of credit, net.......................................        (50)      (190)        --
                                                                                    ---------  ---------  ---------
        Net cash provided by (used in) financing activities.......................       (588)     6,745       (261)
                                                                                    ---------  ---------  ---------
Effect of exchange rate changes on cash...........................................         (8)       (10)        88
                                                                                    ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents..............................        794      3,994     (3,578)
Cash and cash equivalents, beginning of year......................................        587      1,381      5,375
                                                                                    ---------  ---------  ---------
Cash and cash equivalents, end of year............................................  $   1,381  $   5,375  $   1,797
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest..........................................................  $      85  $      88  $      35
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
  Cash paid for income taxes......................................................  $     117  $   1,266  $     920
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Preferred dividends declared....................................................  $      --  $     475  $     900
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
  Accretion of redemption value for redeemable common stock.......................  $     171  $     175  $     204
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
  Accretion of beneficial conversion feature of convertible preferred stock.......  $      --  $  15,000  $      --
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
  Converted deposit to note receivable--officer...................................  $      --  $      --  $     150
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
  Net assets acquired through purchase of MorphaGen, Inc..........................  $      --  $      --  $     147
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
  Deferred compensation...........................................................  $      --  $     664  $     683
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1996, 1997 AND 1998

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BUSINESS ACTIVITY

    Invitrogen Corporation (the "Company") was incorporated in the state of California on September 29, 1989. The Company operates in one business segment which develops, manufactures and sells products designed to facilitate molecular biology research. The Company sells its products to researchers at universities, corporations, and research institutions throughout North America, the Pacific Rim and Europe. In 1997, the Company changed its state of incorporation to Delaware. In connection with the Company's recapitalization, all of the Series A common stock and Series B common stock of the former California Corporation were converted to the common stock of the new Delaware corporation; accordingly, Series A common stock and Series B common stock ceased to exist (see Note 2).

    Invitrogen B.V., a 100% controlled subsidiary of the Company, commenced operations in The Netherlands in April 1993. It sells and distributes the Company's products to the European markets.

    Invitrogen Export Company, Ltd., a wholly-owned subsidiary of the Company, was incorporated in 1996 and is a foreign sales corporation.

  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its 100% controlled subsidiaries, Invitrogen B.V. and Invitrogen Export Company, Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

  UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET PRESENTATION


    The unaudited pro forma consolidated balance sheet is presented to show the effects on the December 31, 1998 balance sheet of the conversion of all outstanding shares of Convertible Redeemable Preferred Stock into 2,202,942 shares of common stock and 2,202,942 shares of Redeemable Preferred Stock with a redemption value of $15,553,000 which will occur upon filing of the Company's proposed initial public offering as if the conversion took place on December 31, 1998.


  CONCENTRATIONS OF RISKS

  REVENUES (EXCLUSIVE OF GRANTS AND ROYALTIES)

    Revenues for each of the three years ended December 31, 1998, were earned from sales to customers in the following geographic regions (in thousands):

                                                                 1996       1997       1998
North America................................................  $  12,496  $  15,751  $  19,105
Europe.......................................................      4,620      6,286      8,453
Pacific Rim..................................................      1,570      2,257      2,632
                                                               ---------  ---------  ---------
Total revenue................................................  $  18,686  $  24,294  $  30,190
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    Certain countries in the Pacific Rim have recently been experiencing significant volatility in their currencies. While the Company sells principally in U.S. dollars to customers in these countries, the volatility in the countries' currencies may have an adverse impact on the Company's revenue and profit

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1996, 1997 AND 1998

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) in the future. The Company did not have any material accounts receivable from customers in this region in any of the years presented.

  CUSTOMERS

    Approximately $6,800,000, $8,300,000 and $10,193,000, or 36%, 34% and 34% of
the Company's revenues during the years ended December 31, 1996, 1997, and 1998, respectively, were derived from university and research institutions which management believes are, to some degree, directly or indirectly supported by the U.S. Government. A change in current research fundings, particularly with respect to the National Institute of Health, may have an adverse impact on the Company's future results of operations.

  REVENUE RECOGNITION

    Revenues from product sales are recognized upon shipment to the customer. The Company does not receive material upfront fees; those that are received are deferred and recognized upon shipment to the customers. Grant revenue is recorded as earned, as defined within the specific agreements and is not refundable. Grant revenue was $435,000, $671,000 and $649,000 in 1996, 1997 and
1998, respectively. Cost of grant revenue is included in research and development.

    Royalty revenue is recognized when earned, generally upon the receipt of cash, and is not refundable.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 1997 and 1998 consist primarily of commercial paper. All other investments are classified as held to maturity short-term investments and consist of commercial paper and mature through June 1, 1999. Short term investments are carried at cost.

  INVENTORIES

    Inventories are stated at lower of cost (first-in, first-out method) or market. The Company reviews the components of its inventory on a quarterly basis for excess, obsolete and impaired inventory and makes appropriate dispositions as obsolete stock is identified.

  PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (3 to 39 years) using the straight-line method. Amortization of leasehold improvements is computed on the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Maintenance and repairs are charged to operations as incurred. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1996, 1997 AND 1998

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) INTANGIBLE ASSETS

    Intangible assets, representing primarily patents and license agreements, are recorded at cost and amortized on a straight-line basis over estimated useful lives of 5 to 17 years.

  LONG-LIVED ASSETS

    The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets". The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated lives of its long-lived assets. The criteria used for these evaluations include management's estimate of the asset's continuing ability to generate income from operations and positive cash flow in future periods as well as the strategic significance of any intangible asset in the Company's business objectives.

  RESEARCH AND DEVELOPMENT COSTS

    All research and development costs are charged to operations as incurred.

  INCOME TAXES

    The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Statement Accounting Standards No. 109, "Accounting for Income Taxes". Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

  FOREIGN CURRENCY TRANSLATION

    The functional currency for Invitrogen B.V. is the Netherlands Guilder
(NLG), the applicable foreign currency. The translation from the applicable foreign currency to the U.S. dollar is translated for balance sheet accounts using the current exchange rate in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. The effects of translation are recorded as a separate component of stockholders' equity. Exchange gains and losses arising from transactions denominated in foreign currencies are recorded using the actual exchange differences on the date of the transaction.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of all financial instruments such as foreign cash accounts, accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair value because of the short maturity of these items. The Company believes the carrying amounts of the Company's notes receivable from officers, line of credit and obligations under capital leases approximate fair value

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1996, 1997 AND 1998

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) because the interest rates on these instruments are subject to change with, or approximate, market interest rates.

  COMPUTATION OF EARNINGS PER SHARE

    The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share." SFAS No. 128 requires companies to compute basic and diluted per share data for all periods for which an income statement is presented. Basic earnings per share was computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if the income were divided by the weighted-average number of common shares and potential common shares from outstanding stock options. Potential common shares were calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company's outstanding options. Diluted earnings per share does not consider the impact of the conversion of outstanding redeemable convertible preferred stock as its inclusion would be anti-dilutive for all periods presented. Potentially dilutive securities are not considered in the calculation of net loss per share as their impact would be antidilutive.

  COMPREHENSIVE INCOME

    The Company has implemented Statement of Financial Accounting Standards No. 130 "Comprehensive Income". This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accordingly, in addition to reporting net income under the current rules, the Company is required to display the impact of any fluctuations in its foreign currency translation adjustments as a component of comprehensive income and to display an amount representing total comprehensive income for each period presented.

  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  RECENT ACCOUNTING PRONOUNCEMENTS

    In March 1998, the Accounting Standards Executive Committee issued AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies characteristics of internal use software as well as assists in determining when computer software is for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998, with earlier application permitted. The Company has not determined the impact of the adoption of SOP 98-1 as this is highly dependent upon the nature, timing and extent of future internal use software development.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1996, 1997 AND 1998

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) In March 1998, the Accounting Standards Executive Committee issued AICPA
Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." This Statement of Position provides guidance on the financial reporting of start-up costs and organization costs. It requires that the cost of start-up activities and organization costs be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The company does not expect adoption of this SOP to have a material impact on its financial statements.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement changes the previous accounting definition of derivative--which focused on freestanding contracts such as options and forwards (including futures and swaps)--expanding it to include embedded derivatives and many commodity contracts. Under the Statement, every derivative is recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. Earlier application is allowed as of the beginning of any quarter beginning after issuance. The Company does not anticipate that the adoption of SFAS 133 will have a material impact on its financial position or results of operations.

    The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" and, as explained above, has determined that it operates in one business segment dedicated to molecular biology research.

2. RELATED PARTY TRANSACTIONS

  NOTE RECEIVABLE--OFFICER

    The Company holds a note receivable of $150,000 from an officer of the Company. The promissory note originated in December 1998, is collateralized by 16,000 shares of common stock of the Company, bears annual interest of 6.5 percent and is due in full on December 31, 1999.

  INVESTMENT IN MORPHAGEN, INC.

    In February 1997, the Company entered into an agreement with MorphaGen, Inc., a start-up company, for an initial investment of $500,000 in exchange for 109,850 shares of Series A Preferred Stock of MorphaGen, Inc. The president of MorphaGen, Inc. is the spouse of a member of the board of directors of the Company. On November 3, 1998, the Company acquired all of the outstanding common stock of MorphaGen, Inc. which the Company did not already own for 50,000 options to purchase company stock at $8.50 per share. In connection with this acquisition, the Company recorded $147,000 as additional paid-in capital representing the estimated fair value of the options issued.

  COMMON STOCK

    In connection with the Company's recapitalization, all of the Series A common stock and Series B common stock of the former California Corporation were converted to the common stock of the new Delaware corporation; accordingly, Series A common stock and Series B common stock ceased to exist.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1996, 1997 AND 1998

2. RELATED PARTY TRANSACTIONS (CONTINUED)
    SERIES A. All outstanding shares of Series A common stock have been issued to founders, directors, employees or consultants of the Company pursuant to agreements which entitles the Company to repurchase the shares at the current market value in the event of termination of employment.

    SERIES B. All outstanding shares of Series B common stock have been issued to the president and majority stockholder of the Company. The Series B common stock has the same rights, preferences, privileges and restrictions of Series A common stock except the Series B shares may not vote in the election of directors of the Company. In 1997, the Company converted all the outstanding Series B common stock to Series A common stock on a one to one basis.

3. INVENTORIES

    Inventories include material, labor and overhead costs and consist of the following (in thousands):

                                                                               1997       1998
Raw materials and components...............................................  $     291  $     574
Work in process............................................................        503        636
Finished goods.............................................................      1,120      1,638
                                                                             ---------  ---------
                                                                             $   1,914  $   2,848
                                                                             ---------  ---------
                                                                             ---------  ---------

4. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following (in thousands):

                                                                             1997       1998
Land.....................................................................  $      --  $     216
Building.................................................................         --      1,629
Machinery and equipment..................................................      4,823      8,330
Leasehold improvements...................................................        223        538
Construction in process..................................................        221        119
                                                                           ---------  ---------
                                                                               5,267     10,832
Accumulated depreciation and amortization................................     (2,808)    (3,742)
                                                                           ---------  ---------
                                                                           $   2,459  $   7,090
                                                                           ---------  ---------
                                                                           ---------  ---------

5. INTANGIBLE ASSETS

    Intangible assets consist of the following (in thousands):

                                                                                1997       1998
Licensing agreements (see Note 7)...........................................  $     574  $     984
Patents and trademarks......................................................        362        569
Other.......................................................................         10         49
                                                                              ---------  ---------
                                                                                    946      1,602
Accumulated amortization....................................................       (176)      (283)
                                                                              ---------  ---------
                                                                              $     770  $   1,319
                                                                              ---------  ---------
                                                                              ---------  ---------

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1996, 1997 AND 1998

6. ACCRUED EXPENSES

    Accrued expenses consist of the following (in thousands):

                                                                               1997       1998
Accrued purchases..........................................................  $     240  $     530
Accrued payroll and related................................................        741        491
Accrued other..............................................................        353        357
                                                                             ---------  ---------
                                                                             $   1,334  $   1,378
                                                                             ---------  ---------
                                                                             ---------  ---------

7. LICENSING AGREEMENTS

    The Company manufactures and sells certain products under several licensing agreements. The agreements require royalty payments based upon various percentages of sales or profits from the products. Terms of the agreements range from five to ten years and initial costs are amortized over their terms using the straight-line method. Total royalties paid under the agreements were approximately $444,000, $815,000, and $996,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

    Certain of the licensing agreements require guaranteed minimum annual royalty payments, to maintain exclusively. Future minimum guaranteed royalties at December 31, 1998 are as follows (in thousands):

YEAR ENDING DECEMBER 31,
    1999.............................................................................  $     877
    2000.............................................................................      1,174
    2001.............................................................................      1,501
    2002.............................................................................      1,391
    2003.............................................................................      1,520
                                                                                       ---------
                                                                                       $   6,463
                                                                                       ---------
                                                                                       ---------

    The Company has a minimum purchase commitment with a vendor, which requires annual purchases of approximately $1 million to maintain preferential pricing.

8. LINE OF CREDIT

    As of September 30, 1998, the Company amended the line of credit to increase the maximum available commitment to $10,000,000, which bears interest at the bank's Libor rate (5.75% at December 31, 1998) plus 2% or the bank's prime rate. The line of credit expires on September 30, 1999. The line of credit agreement contains various normal and customary financial covenants, which the Company was in compliance with for all periods presented.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1996, 1997 AND 1998

9. INCOME TAXES

    Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                                  1997       1998
Deferred tax assets:
  Various accruals............................................................  $     617  $     525
  Net operating loss carryforwards............................................         33         --
  State taxes.................................................................        115         96
  Other.......................................................................         --        135
                                                                                ---------  ---------
Total deferred tax assets.....................................................        765        756

Deferred tax liabilities:
  Depreciation and amortization...............................................        (25)      (145)
                                                                                ---------  ---------
Net deferred tax assets.......................................................  $     740  $     611
                                                                                ---------  ---------
                                                                                ---------  ---------

    Income before income taxes includes the following components:

                                                                     1996       1997       1998
United States....................................................  $   1,212  $   2,983  $   3,859
Foreign..........................................................      1,471        954        757
                                                                   ---------  ---------  ---------
                                                                   $   2,683  $   3,937  $   4,616
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    The provision for income taxes consists of the following:

                                                                      1996       1997       1998
Current:
  Federal.........................................................  $     510  $   1,343  $   1,042
  State...........................................................         30        339        267
  Foreign.........................................................        462        334        276
                                                                    ---------  ---------  ---------
Total current provision...........................................      1,002      2,016      1,585
Deferred:
  Federal.........................................................        (27)      (453)        34
  State...........................................................        (36)      (150)        19
  Foreign.........................................................         --         --         --
                                                                    ---------  ---------  ---------
Total deferred provision..........................................        (63)      (603)        53
                                                                    ---------  ---------  ---------
Total provision...................................................  $     939  $   1,413  $   1,638
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

    The difference between the provision for income taxes and the amounts that would be obtained by applying the Federal statutory rate to income before income taxes relates primarily to the utilization of certain tax credit and net operating loss carryforwards.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1996, 1997 AND 1998

9. INCOME TAXES (CONTINUED)
    The provision for income taxes differs from the amount computed by applying the federal statutory rate to the Company's income before provision for income taxes as follows:

                                                                      1996       1997       1998
Federal tax provision at statutory rate...........................       34.0%      34.0%      34.0%
State tax, net of federal benefit.................................        4.0%       6.0%       6.0%
Foreign Sales Corporation Benefit.................................         --       (1.0)%      (1.6)%
Research and development and other credits........................         --       (5.0)%      (7.0)%
Other.............................................................       (3.0)%       1.9%       4.1%
                                                                          ---        ---        ---
Provision for income taxes........................................       35.0%      35.9%      35.5%
                                                                          ---        ---        ---
                                                                          ---        ---        ---

    The tax benefit associated with the disqualifying dispositions by employees of shares issued in the Company's stock options plans reduced taxes payable by $138,000 for 1998. This benefit has been reflected as additional paid-in capital in the accompanying statement of stockholders' equity.

10. COMMITMENTS AND CONTINGENCIES

  LEASES

    The Company leases certain equipment under capital leases which are personally guaranteed by the Company's principal stockholders, are due in aggregate monthly installments of $32,000 and mature at various dates through November 2001. Property and equipment at December 31, 1997 and 1998, include approximately $595,000 and $498,000, respectively, of equipment under capital leases which have been capitalized. Accumulated depreciation for such equipment was approximately $347,000 and $100,000 at December 31, 1997 and 1998, respectively.

    Future minimum lease commitments at December 31, 1998 are as follows (in thousands):

                                                                            OPERATING     CAPITAL
     YEAR ENDING DECEMBER 31,                                                LEASES       LEASES
    1999.................................................................   $     463    $      65
    2000.................................................................         482           48
    2001.................................................................         501           44
    2002.................................................................         521           --
    2003.................................................................         542           --
    Thereafter...........................................................       1,759           --
                                                                           -----------       -----
      Total minimum lease payments.......................................   $   4,268          157
                                                                           -----------
                                                                           -----------
      Less: amount representing interest.................................                      (20)
                                                                                             -----
                                                                                               137
      Less: current portion..............................................                      (54)
                                                                                             -----
                                                                                         $      83
                                                                                             -----
                                                                                             -----

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1996, 1997 AND 1998

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company leases its office and manufacturing facility in Carlsbad, California under an operating lease which expires February 2007. Rent expense under all operating leases was approximately $318,000, $480,000 and $588,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

  LITIGATION

    The Company and its subsidiaries are subject to claims and from time to time are named as defendants in legal proceedings. In the opinion of management, the amount of ultimate liability, if any, with respect to those actions will not materially affect the financial position or results of operations of the Company.

  HEDGING

    At December 31, 1998 the Company had outstanding put options to sell 1.2 million pounds sterling at $1.63 per pound. Additionally, the Company had outstanding call options to purchase 1.2 million pounds sterling at $1.675 per pound. These contracts expire monthly through December 1999. The above contracts had no net value at December 31, 1998.

11. REDEEMABLE COMMON STOCK OF INVITROGEN B.V.

    Effective February 26, 1993, Invitrogen B.V. entered into a money loan agreement with N.V. Noordelijke Ontwikkelingsmaatschappij, Investment and Development Company for the Northern Netherlands ("NOM"). As of December 31, 1994, the due date of the Loan, the Company had borrowed $618,000, at a 15% effective interest rate, under the agreement which had provisions by which NOM could convert its loan balance to Invitrogen B.V. common stock. On April 7, 1995, the Company, Invitrogen B.V. and NOM entered into a Shareholders' Agreement. As a result, Invitrogen B.V. issued 18,000 shares of non-voting redeemable common stock to NOM in exchange for a NLG 1.8 million. The proceeds from the issuance of the non-voting redeemable common stock were utilized to retire the outstanding debt of $618,000 (NLG 1.2 million). NOM may require the Company and/or its subsidiary to redeem these shares in the amount of NLG 3,150,000 (redemption amount) if certain events occur. The Company and/or its subsidiary are required to redeem all the shares on April 7, 1999 for the redemption amount of NLG 3,150,000 (USD $1,676,000 at December 31, 1998). At any time, the Company and/or its subsidiary may redeem all of the subsidiary shares issued to NOM for the redemption price.

    The excess of the redemption value over the issue price is being accredited by periodic charges to equity over the life of the issue (through April 7, 1999).

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1996, 1997 AND 1998

12. PREFERRED STOCK

    The Company has authorized 6,405,884 shares of preferred stock, designated as follows:

                                                                                     SHARES
Series A cumulative convertible redeemable preferred stock.......................   2,202,942
Series A redeemable preferred stock..............................................   2,202,942
Undesignated preferred stock.....................................................   2,000,000
                                                                                   ----------
Total preferred shares...........................................................   6,405,884
                                                                                   ----------
                                                                                   ----------

    On June 20, 1997, the Company entered into a stock purchase agreement with a group of three investors (Investors). The Company sold 2,202,942 shares of Series A Cumulative Convertible Redeemable Preferred Stock ("Convertible Preferred Stock") at $6.8091 per share to the Investors in exchange for $14,766,000, net of issuance costs. Additionally, the Company repurchased and retired 1,101,471 shares of the Company's common stock at $6.8091 per share, representing the fair value of these shares, from certain stockholders of the Company in exchange for $7.5 million. The Convertible Preferred Stock accrues dividends at a rate of 6% per annum and has a liquidation preference of $6.8091 per share plus accrued and unpaid dividends. Additionally, the Convertible Preferred Stock entitles the holder thereof to one vote per outstanding share in the election of one director of the Company, voting together as one separate class. The holders of the Convertible Preferred Stock vote separately as a class on significant transactions including acquisitions, redemption of shares, declaration of dividends, creation of any senior securities, or securities on par with the Convertible Preferred Stock, increases in the size of the Board of Directors, and payment of executive bonuses. Holders of the Convertible Preferred Stock also elect one director. The Convertible Preferred Stock is automatically converted into shares of common stock and redeemable preferred stock as of the filing of an initial public offering or a qualified event (including a sale, merger or purchase of substantially all of the assets of the Company). The rate at which the Convertible Preferred Stock converts to common stock is automatically adjusted in the event of most future issuances of equity securities by the Company below the original purchase price of the Convertible Preferred Stock, resulting in an increase in the percentage of the Company owned by the holders on a fully diluted basis. The Convertible Preferred Stock may also be voluntarily converted upon the election of holders of not less than 66.67% of the voting power of this stock. After June 18, 2003, the holders of the Convertible Preferred Stock have the right to require the Company to redeem their shares for the original purchase price plus accrued dividends.

    The redeemable preferred stock accrues dividends at 3% per annum and entitles the holder thereof to one vote per outstanding share in the election of one director of the Company, voting together as a separate class. The redeemable preferred stock is redeemable upon the occurrence of a qualified public offering or sale or other qualified event. Upon liquidation, the redeemable preferred stock is entitled to be paid out of the assets of the Company at the redeemable base liquidation amount (original issue price of $6.8091 per share plus accrued dividends) per share (determined at the measurement date). There are no shares of redeemable preferred stock outstanding at December 31, 1998.

    Upon the closing of an IPO or other qualified event, the outstanding Convertible Preferred Stock will automatically convert into 2,202,942 shares of Common Stock and 2,202,942 shares of Redeemable Preferred Stock, (RPS). The RPS is immediately redeemable at the closing of an IPO at a Sliding Scale

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1996, 1997 AND 1998

12. PREFERRED STOCK (CONTINUED)
Redemption Price of between 0 and $15 million. This is a function of the qualified offering or transaction price. This formula provides for a minimum return to the Convertible Preferred Stockholders of $15 million. The resulting premium to holders of Convertible Preferred Stock will be between $0 to $15 million, depending upon the amount, date and type of the qualified event. In accordance with EITF D-60, the maximum possible premium to holders of convertible preferred stock ($15 million) was recognized as a beneficial conversion feature through a charge to equity on June 20, 1997, the date the Convertible Preferred first became convertible. This $15 million charge has been recognized as a reduction to earnings available to common stockholders in 1997.

13. COMMON STOCK

  AUTHORIZED SHARES

    In November 1998, the Company amended its bylaws to reflect an increase of authorized shares of common stock from 20,000,000 to 50,000,000.

  STOCK SPLIT

    On June 20, 1997, the Company approved a recapitalization which authorized 20,000,000 shares of common stock and a stock split that converted each share of Class A and Class B stock into seven shares of common stock of the Company. All prior period share amounts have been restated to reflect the stock split.

14. EARNINGS PER SHARE

    Earnings per share is calculated as follows (in thousands, except share and per share amounts):

                                                                                          YEAR ENDED
                                                                                       DECEMBER 31, 1998
                                                                           -----------------------------------------
                                                                              INCOME         SHARES       PER SHARE
                                                                            (NUMERATOR)   (DENOMINATOR)    AMOUNT
Basic EPS:
Income available to common stockholders..................................    $   1,874       9,626,333    $    0.19
                                                                                                              -----
                                                                                                              -----
Stock options............................................................           --       1,581,683
                                                                                ------    -------------
Diluted EPS:
Income available to common stockholders plus assumed conversions.........    $   1,874      11,208,016    $    0.17
                                                                                ------    -------------       -----
                                                                                ------    -------------       -----

                                                                                          YEAR ENDED
                                                                                      DECEMBER 31, 1997
                                                                           ----------------------------------------
                                                                              INCOME        SHARES       PER SHARE
                                                                           (NUMERATOR)   (DENOMINATOR)    AMOUNT
Basic and Diluted EPS:
Income available to common stockholders..................................   $  (13,126)     8,938,719    $   (1.47)
                                                                           ------------  -------------  -----------
                                                                           ------------  -------------  -----------

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1996, 1997 AND 1998

14. EARNINGS PER SHARE (CONTINUED)

                                                                                          YEAR ENDED
                                                                                       DECEMBER 31, 1996
                                                                           -----------------------------------------
                                                                              INCOME         SHARES       PER SHARE
                                                                            (NUMERATOR)   (DENOMINATOR)    AMOUNT
Basic EPS:
Income available to common stockholders..................................    $   1,573       8,356,270    $    0.19
                                                                                                              -----
                                                                                                              -----
Stock options............................................................           --       1,723,485
                                                                                ------    -------------
Diluted EPS:
Income available to common stockholders plus assumed conversions.........    $   1,573      10,079,755    $    0.16
                                                                                ------    -------------       -----
                                                                                ------    -------------       -----

    In accordance with SAB Topic 4D, the Company considers any common stock issuable upon the occurrence of an IPO for little or no consideration as a nominal issuance. In accordance with the above bulletin, the Company has considered 2,202,942 common shares issuable in connection with the conversion of convertible preferred stock to be a nominal issuance and outstanding for all periods since the original issuance of the underlying security.

15. EMPLOYEE BENEFIT PLANS

  EMPLOYEE STOCK OWNERSHIP PLAN

    The Company has an Employee Stock Ownership Plan ("ESOP") covering all employees who have completed one year of continuous service or have completed 1,000 hours of service in a twelve-month period prior to entry date. Contributions to the ESOP are made at the discretion of the Board of Directors. Contributions of approximately $100,000 were designated for the ESOP for the years ended December 31, 1996, 1997 and 1998.

  SECTION 401(K) PROFIT SHARING PLAN

    The Company has a profit sharing plan which allows each eligible employee to voluntarily make pre-tax deferred salary contributions. The Company may make matching contributions in amounts as determined by the board of directors. The Company made matching contributions of approximately $111,000, $134,000 and $179,000, for the years ended December 31, 1996, 1997 and 1998, respectively.

  EMPLOYEE STOCK PURCHASE PLAN

    In November 1998, the Company's Board of Directors approved an employee stock purchase plan to become effective upon the filing of the Company's proposed initial public offering. An aggregate of 250,000 shares of the Company's common stock will be reserved for issuance under this plan.

16. STOCK OPTION PLANS

    The Company has two stock option plans, the 1997 Invitrogen Corporation Stock Option Plan and the 1995 Invitrogen Corporation Stock Option Plan. Under both plans, incentive stock options are granted to eligible employees to purchase shares of the Company's common stock at an exercise price equal to no less than the estimated fair market value of such stock as determined by the Board of

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1996, 1997 AND 1998

16. STOCK OPTION PLANS (CONTINUED)
Directors on the date of grant; nonqualified stock options are granted at an exercise price of no less than 85% of the fair market value of the common stock on the date of grant. The Company recognizes as compensation expense the difference between the exercise price and the fair market value of the common stock on the date of grant. Stock based compensation expense is deferred and recognized over the vesting period of the stock option. During the years ended December 31, 1997 and 1998 the Company recognized approximately $169,000 and $216,000, respectively, in stock based compensation expense.

    The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the fixed stock option or stock purchase plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's results of operations would have been reduced to the pro forma amounts indicated below:

                                                                         1996        1997       1998
Income available to common stockholders:         As reported.........  $   1,573  $  (13,126) $   1,874
                                                 Pro forma...........      1,493     (13,175)     1,429

EPS:                                             As reported.........  $    0.19  $    (1.47) $    0.19
                                                 Pro forma...........       0.18       (1.47)      0.15

DEPS:                                            As reported.........  $    0.16  $    (1.47) $    0.17
                                                 Pro forma...........       0.15       (1.47)      0.13

    Under these two Plans, the Company may grant up to 4,485,479 options, of which 3,182,402 are outstanding and 1,127,385 are available for issue at December 31, 1998. Options vest immediately or over a period of time ranging up to five years, are exercisable in whole or in installments, and expire ten years from date of grant.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1996, 1997 AND 1998

16. STOCK OPTION PLANS (CONTINUED)
    A summary of the status of the Company's stock option plans at December 31, 1996, 1997 and 1998 and changes during the periods then ended is presented in the tables below:

                                        1996                      1997                     1998
                               -----------------------  ------------------------  -----------------------
                                            WTD. AVG.                 WTD. AVG.                WTD. AVG.
                                 SHARES     EX PRICE      SHARES      EX PRICE      SHARES     EX PRICE
Outstanding, beginning of
  year.......................   2,956,107   $    0.85     3,467,107   $    0.91    1,970,152   $    1.30
Granted......................     581,000   $    1.21       222,000   $    3.80    1,233,500   $    8.29
Exercised....................     (70,000)  $    0.98      (178,955)  $    0.90      (16,050)  $    1.02
Forfeited/expired............          --          --    (1,540,000)  $    0.84       (5,200)  $    1.40
                               ----------       -----   -----------       -----   ----------       -----
Outstanding, end of year.....   3,467,107   $    0.91     1,970,152   $    1.30    3,182,402   $    4.13

Exercisable, end of year.....   1,331,686   $    0.89     1,297,152   $    1.09    1,602,918   $    1.44
Weighted average fair value
  of options granted.........               $    0.35                 $    0.96                $    2.30

    At December 31, 1998:

                                                   WTD. AVG.
                                                   REMAINING
  OPTIONS     OPTIONS          EXERCISE           CONTRACTUAL
OUTSTANDING  EXERCISABLE        PRICE            LIFE IN YEARS
 1,498,402    1,311,502  $   0.84-  $    1.20            6.8
   230,000       91,400  $   1.20-  $    2.40            7.2
   220,500       88,500  $   3.60-  $    4.80            8.8
   466,000       83,333  $   4.80-  $    6.00            9.5
   171,500       23,051  $   6.00-  $    7.20            9.7
    63,000        5,000  $   8.40-  $    9.60            9.8
   533,000          132  $  10.80-  $   12.00            9.9
-----------  ----------
 3,182,402    1,602,918         $4.13                    8.1
-----------  ----------
-----------  ----------

    The fair value of each option grant is estimated on the date of grant using the present value pricing method as described in SFAS No. 123. The underlying assumptions used to estimate the fair values for the 1996, 1997 and 1998 grants are weighted average risk-free interest rates of 6.02%, 5.81% and 5.4%, respectively, with an expected life of 5, 9.2 and 9.3 years in 1996, 1997 and 1998, respectively. No dividend yield or stock price volatility was used in these calculations.

                           TRADEMARKS AND TRADENAMES

    Discovery Line-TM-, DNA DipStick-TM-, Gene Pool-TM-, Hybrid Hunter-TM-, Micro-FastTrack-TM-, Northern Territory-TM- and Zero Background-TM- are trademarks of the Company. The Invitrogen logo, MaxBac-Registered Trademark- and TA Cloning-Registered Trademark- are Company trademarks which have been registered with the United States Patent and Trademark Office. FastTrack-TM-, GeneStorm-TM-, Invitrogenomics-TM-, One Shot-TM-, TOPO-TM- and Zero Blunt-TM-are trademarks of the Company for which registration applications have been filed with the United States Patent and Trademark Office. Morphatides-TM- is a trademark of MorphaGen-TM-, Inc., a wholly owned subsidiary of the Company. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

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FEBRUARY 26, 1999


                          [LOGO]-Registered Trademark-

                        3,500,000 SHARES OF COMMON STOCK

                               -----------------

                                   PROSPECTUS

                               -----------------

                          DONALDSON, LUFKIN & JENRETTE
                            WARBURG DILLON READ LLC
                               PIPER JAFFRAY INC.

          ------------------------------------------------------------

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THE AFFAIRS OF THE COMPANY HAVE NOT CHANGED SINCE THE DATE HEREOF.

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UNTIL MARCH 23, 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SHARES OF COMMON STOCK MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


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